Exhibit 99.2

Scott Wilson Mining

NEW GOLD INC.

NI 43-101 Report

Authors:
Richard J. Lambert, P.E.
Wayne W. Valliant, P.Geo.
Holger Krutzelmann, P.Eng.

February 26, 2010

SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

SCOTT WILSON RPA WWW.SCOTTWILSON.COM

TABLE OF CONTENTS

PAGE
1	SUMMARY	1-1
	Executive Summary	1-1
	Economic Analysis	1-3
	Technical Summary	1-8
2	INTRODUCTION	2-1
3	RELIANCE ON OTHER EXPERTS	3-1
4	PROPERTY DESCRIPTION AND LOCATION	4-1
	Location	4-1
	Land Tenure	4-1
	Environmental Permitting Requirements	4-6
5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
6	HISTORY	6-1
7	GEOLOGICAL SETTING	7-1
	Regional Geology	7-1
	Property Geology	7-6
8	DEPOSIT TYPES	8-1
9	MINERALIZATION	9-1
10	EXPLORATION	10-1
11	DRILLING	11-1
12	SAMPLING METHOD AND APPROACH	12-1
13	SAMPLE PREPARATION, ANALYSES AND SECURITY	13-1
14	DATA VERIFICATION	14-1
15	ADJACENT PROPERTIES	15-1
16	MINERAL PROCESSING AND METALLURGICAL TESTING	16-1
	Metallurgical Testing	16-1
	Process Plant	16-6
17	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	17-1
	Mineral Resource Estimate	17-1
	Mineral Reserve Estimate	17-9
18	OTHER RELEVANT DATA AND INFORMATION	18-1
19	ADDITIONAL REQUIREMENTS	19-1
	Mining Operations	19-1

New Gold Inc. – Mesquite Mine Technical Report NI 43-101 – February 26, 2010	Page i

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	Mineral Processing	19-7
	Markets	19-8
	Contracts	19-9
	Environmental Considerations	19-9
	Taxes	19-9
	Capital and Operating Cost Estimates	19-9
	Economic Analysis	19-10
20	INTERPRETATION AND CONCLUSIONS	20-1
21	RECOMMENDATIONS	21-1
22	REFERENCES	22-1
23	DATE AND SIGNATURE PAGE	23-1
24	CERTIFICATE OF QUALIFIED PERSON	24-1
25	APPENDIX A	25-7
	Claim List	25-7

LIST OF TABLES

PAGE
Table 1-1	Income Statement	1-5
Table 1-2	After-tax Cash Flow Summary	1-6
Table 1-3	Sensitivity Analyses	1-8
Table 1-4	Mineral Resources Inclusive of Mineral Reserves – December 31, 2009	1-11
Table 1-5	Mineral Reserves – December 31, 2009	1-11
Table 1-6	Open Pit Optimization Parameters	1-12
Table 4-1	Permits	4-7
Table 6-1	Historic Production	6-3
Table 11-1	Twin Hole Comparison	11-4
Table 14-1	Comparison of Block Estimates from Decline vs. Drill Holes	14-2
Table 16-1	Historical Mesquite Mine Production	16-1
Table 16-2	Comparison of Mesquite Ore Type Ultimate Gold Recovery Estimates	16-2
Table 16-3	Comparison of Non-Oxide Vista and Rainbow 21-Day Column Tests	16-4
Table 16-4	Micon Gold Recovery Estimates Based on Head Grade	16-5

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Table 17-1	Mineral Resources Inclusive of Mineral Reserves – December 31, 2009	17-2
Table 17-2	Statistics of Bedrock Au Assays in Mineral Resource Model Developed by IMC in 2006	17-3
Table 17-3	Block Grade Estimation Parameters	17-7
Table 17-4	Mineral Reserves – December 31, 2009	17-10
Table 17-5	Open Pit Optimization Parameters	17-11
Table 17-6	Material Tonnage Factors	17-12
Table 19-1	Mine Design Parameters	19-3
Table 19-2	Historic Production	19-6
Table 19-3	Life-of-Mine Production	19-6
Table 19-4	Mine Equipment Fleet	19-7
Table 19-5	Income Statement	19-12
Table 19-6	After-tax Cash Flow Summary	19-13
Table 19-7	Sensitivity Analyses	19-15

LIST OF FIGURES

PAGE
Figure 1-1	Sensitivity Analysis	1-7
Figure 4-1	Location Map	4-3
Figure 4-2	Claim Map	4-4
Figure 7-1	Regional Geology Map	7-4
Figure 7-2	Stratigraphic Section	7-5
Figure 7-3	Property Geology	7-8
Figure 11-1	Drill Hole Location Plan	11-2
Figure 13-1	Assay Lab Sample Preparation and Assaying Procedure	13-3
Figure 16-1	Carbon Circuit Process Flowsheet	16-8
Figure 16-2	Adsorption Plant Process Flowsheet	16-9
Figure 16-3	Process Plant Organization	16-11
Figure 19-1	General Mine Layout	19-2
Figure 19-2	Ultimate Pit Design	19-5
Figure 19-3	Sensitivity Analysis	19-15

New Gold Inc. – Mesquite Mine Technical Report NI 43-101 – February 26, 2010	Page iii

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1 SUMMARY

EXECUTIVE SUMMARY

Scott Wilson Roscoe Postle Associates (Scott Wilson RPA) has been retained by New Gold Inc. (New Gold) to prepare an independent Technical Report for the Mesquite Mine, located near Brawley, California, U.S.A. This Technical Report has been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and, as such, meets the Canadian exchange requirements.  Scott Wilson RPA visited the property on July 22-23, 2009.

This report is an Operational Update of the previous Technical Report filed for the Mesquite Mine by Western Goldfields Inc. (WGI) based on the 2006 Feasibility Study.  New Gold became the owner of the Mesquite Mine following a business combination with WGI in June 2009.  The property is operated as Western Mesquite Mines, Inc. (WMMI), a wholly-owned subsidiary of New Gold.

The Mesquite Mine received regulatory approval to begin mining operations on July 2, 2007, after the issuance of the Air Quality permit from the Imperial County Air Pollution Control District.  Commercial production at Mesquite began in January 2008. The mine sold 144,000 ounces of gold in calendar year 2009.

CONCLUSIONS

ADEQUACY OF PROCEDURES

Scott Wilson RPA and various other firms and independent consultants have reviewed the methods and procedures utilized by New Gold, WGI, Newmont, Santa Fe, and Gold Fields Mining Corporation (Gold Fields) at the Mesquite Mine to gather geological, geotechnical, and assaying information and found them reasonable and meeting generally accepted industry standards for an operating property.

ADEQUACY OF DATA

Scott Wilson RPA believes that the Mesquite Mine has conducted exploration and development sampling and analysis programs using standard practices, providing

New Gold Inc. – Mesquite Mine Technical Report NI 43-101 – February 26, 2010	Page 1-1

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generally reasonable results.  Scott Wilson RPA believes that the resulting data can effectively be used in the subsequent estimation of resources and reserves.

ADEQUACY OF STUDY

This Technical Report is based on the operating data over the past two years for the Mesquite Mine.  Scott Wilson RPA believes that this data and the supporting documents were prepared using standard industry practices and provide reasonable results and conclusions.

COMPLIANCE WITH CANADIAN NI 43-101 STANDARDS

Scott Wilson RPA believes that the current drill hole database is sufficient for generating a resource model for use in resource and reserve estimation.  Recovery and cost estimates are based upon sufficient data and engineering to support a reserve statement.  Economic analysis using these estimates generates a positive cash flow, which supports a reserve statement.

Measured and indicated resources for all areas, inclusive of mineral reserves, are 319.8 million tons at 0.015 oz/ton for 4.83 million contained troy ounces of gold.  Inferred resources are an additional 24.1 million tons at 0.015 oz/ton.  The estimated proven and probable mineral reserves for the Mesquite Mine total 184.8 million tons grading 0.017 oz/ton of gold, containing 3.14 million ounces.

Scott Wilson RPA believes that the resource and reserve estimates have been created utilizing acceptable methodologies.  Scott Wilson RPA is also of the opinion that the classification of measured and indicated resources, stated in Table 1-4, and proven and probable reserves, stated in Table 1-5, meet the definitions as stated by NI 43-101, Form 43-101F1, and Companion Policy 43-101CP dated December 23, 2005.

RECOMMENDATIONS

Scott Wilson RPA offers the following recommendations:
1.	Continue operating the Mesquite Mine. Annual operating costs are a nominal $80 million per year.

New Gold Inc. – Mesquite Mine Technical Report NI 43-101 – February 26, 2010	Page 1-2

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2.
Continue monitoring and optimizing the pit slopes.  Redesign ultimate pits for each area based on new geotechnical data and allow flatter slopes in the areas where backfill material is encountered.  A follow-up study from a recognized geotechnical consultant should review the redesigned pits.  The costs for a geotechnical review are estimated at $45,000.

3.
Prioritize the pit design phase development based on profitability of the individual phases.  This could provide a better cash flow for the life-of-mine plan. This is an ongoing process included in the mine operating and engineering budget; no additional costs are anticipated.

4.	Continue to monitor the heap leach pad recoveries. This is an ongoing process included in the mine operating budget; no additional costs are anticipated.

ECONOMIC ANALYSIS

The economic project evaluation is based on actual operating costs supplied to Scott Wilson RPA.  This project evaluation work includes an economic summary, discounted cash flow analysis, as well as capital and operating cost estimates.  The mine plan for this analysis is based on WMMI’s mine planning work.

Based on the actual costs for 2008 and 2009, Scott Wilson RPA created an economic analysis.  The economic analysis shows that, at a long-term gold price of $800 per troy ounce and a silver price of $12 per troy ounce, the project has a net present value (NPV) at a 5% discount rate of $250 million.  After-tax cash flow is $231 million plus $120 million in sunk capital for a total after-tax cash flow of $351 million.

A preliminary income statement and cash flow are presented as Tables 1-1 and 1-2.

The total life-of-mine capital is approximately $45 million in addition to the $120 million of sunk capital since start-up in late 2007.  The cash operating cost per ounce of gold produced is $546 after by-product silver credits.  When future and sunk capital costs are added, total cash and non-cash costs (fully loaded) are $628 per ounce of gold.

New Gold Inc. – Mesquite Mine Technical Report NI 43-101 – February 26, 2010	Page 1-3

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ECONOMIC CRITERIA

REVENUE

•	Nominal 13 million tons per year.
•	Gold and silver at refinery 99.9% and 97.0% payable, respectively.
•	Metal price: US$800 per ounce gold and US$12.00 per ounce silver.
•	Net Smelter Return includes doré refining, transport, and insurance costs.
•	Silver revenue based on average silver:gold assay value.
•	Revenue is recognized at the time of production.

COSTS

•	Mine life: 14.5 years.
•	Life-of-mine production plan as summarized in Table 19-3 of this report.
•	Mine life capital totals $45.3 million.
•	Sunk capital totals $119.6 million
•	Average operating cost over the mine life is $5.98 per ton ore processed.

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TABLE 1-1 INCOME STATEMENT

New Gold Inc. - Mesquite Mine, U.S.A.

February 2010 Operational Update
$800.00 Au $0.00 Ag
Annual Income Summary (in US$ millions)

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	TOTAL
REVENUE																		
Gold	$131.4	$152.5	$116.5	$120.8	$110.3	$88.0	$129.2	$124.8	$125.3	$120.8	$116.8	$98.7	$123.2	$45.9	$0.0	$0.0	$0.0	$1,604.3
Silver	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Net Revenue	$131.4	$152.5	$116.5	$120.8	$110.3	$88.0	$129.2	$124.8	$125.3	$120.8	$116.8	$98.7	$123.2	$45.9	$0.0	$0.0	$0.0	$1,604.3
CASH COST OF SALES																		
Mining	$54.9	$54.5	$52.8	$53.4	$51.8	$52.5	$51.7	$50.9	$49.4	$49.9	$51.1	$52.7	$43.0	$29.8	$0.0	$0.0	$0.0	$698.4
Process Plant	$19.8	$21.0	$18.1	$19.1	$19.2	$17.3	$20.1	$20.8	$21.0	$21.6	$20.3	$18.5	$21.1	$13.5	$0.0	$0.0	$0.0	$271.5
General & Administrative	$6.6	$6.6	$6.6	$6.6	$6.6	$6.6	$6.6	$6.6	$6.6	$6.6	$6.6	$6.6	$6.6	$3.3	$0.0	$0.0	$0.0	$89.6
Refining	$0.1	$0.2	$0.1	$0.1	$0.1	$0.1	$0.1	$0.1	$0.1	$0.1	$0.1	$0.1	$0.1	$0.0	$0.0	$0.0	$0.0	$1.7
Royalties	$2.6	$3.0	$2.3	$2.4	$2.2	$1.8	$2.6	$2.5	$2.5	$2.4	$2.3	$2.0	$2.5	$0.9	$0.0	$0.0	$0.0	$32.1
Reclamation	$0.3	$0.2	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.9	$0.9	$3.5	$3.3	$2.1	$0.1	$0.3	$0.0	$11.5
Subtotal Cash Costs	**$84.4**	**$85.5**	**$80.0**	**$81.7**	**$79.9**	**$78.3**	**$81.2**	**$80.9**	**$79.7**	**$81.5**	**$81.4**	**$83.5**	**$76.7**	**$49.6**	**$0.1**	**$0.3**	**$0.0**	**$1,104.7**
NON-PRODUCTION COST OF SALES																		
Depreciation	$9.9	$12.2	$9.4	$9.8	$9.0	$7.2	$11.4	$11.9	$14.2	$15.8	$15.7	$13.9	$17.4	$6.5	$0.0	$0.0	$0.0	$164.3
Amortized Development Costs	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Amortization of Transaction fee	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Proceeds on Equipment Sales	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Write-down - Book Value @ Project End	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Subtotal Non-Production Costs	**$9.9**	**$12.2**	**$9.4**	**$9.8**	**$9.0**	**$7.2**	**$11.4**	**$11.9**	**$14.2**	**$15.8**	**$15.7**	**$13.9**	**$17.4**	**$6.5**	**$0.0**	**$0.0**	**$0.0**	**$164.3**
Net Income Before Tax (EBIT)	$37.1	$54.7	$27.0	$29.3	$21.4	$2.5	$36.7	$32.0	$31.4	$23.4	$19.8	$1.2	$29.1	($10.2)	($0.1)	($0.3)	$0.0	$335.2
Net Income After Tax	**$37.1**	**$54.0**	**$16.0**	**$17.4**	**$12.7**	**$1.5**	**$21.7**	**$19.0**	**$18.6**	**$13.9**	**$11.7**	**$0.7**	**$17.3**	**($10.2)**	**($0.1)**	**($0.3)**	**$0.0**	**$231.1**

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TABLE 1-2 AFTER-TAX CASH FLOW SUMMARY

New Gold Inc. - Mesquite Mine, U.S.A.

February 2010 Operational Update
$800.00 Au $0.00 Ag
Annual Cash Flow Summary (In US$ millions)

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2022	2022	TOTAL
SOURCES																			
Revenue	$0.0	$131.4	$152.5	$116.5	$120.8	$110.3	$88.0	$129.2	$124.8	$125.3	$120.8	$116.8	$98.7	$123.2	$45.9	$0.0	$0.0	$0.0	$1,604.3
Costs (Inc Tax & Int)	$0.0	$94.3	$98.5	$100.4	$103.4	$97.6	$86.5	$107.5	$105.9	$106.7	$106.9	$105.1	$97.9	$106.0	$56.1	$0.1	$0.3	$0.0	$1,373.2
Net Income - After Tax	$0.0	$37.1	$54.0	$16.0	$17.4	$12.7	$1.5	$21.7	$19.0	$18.6	$13.9	$11.7	$0.7	$17.3	($10.2)	($0.1)	($0.3)	($0.0)	$231.0
Depreciation & Amort	$0.0	$9.9	$12.2	$9.4	$9.8	$9.0	$7.2	$11.4	$11.9	$14.2	$15.8	$15.7	$13.9	$17.4	$6.5	$0.0	$0.0	$0.0	$164.3
From Eq Sale	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
FROM OPNS.	$0.0	$47.0	$66.2	$25.4	$27.2	$21.7	$8.7	$33.1	$30.9	$32.8	$29.7	$27.4	$14.7	$34.7	($3.8)	($0.1)	($0.3)	($0.0)	$395.4
From Banks	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Repayment	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
FROM FINANCING	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
SOURCES	$0.0	$47.0	$66.2	$25.4	$27.2	$21.7	$8.7	$33.1	$30.9	$32.8	$29.7	$27.4	$14.7	$34.7	($3.8)	($0.1)	($0.3)	($0.0)	$395.4
USES:																			
Capex	$0.0	$1.0	$7.5	$0.9	$0.2	$0.2	$0.6	$5.3	$5.7	$11.3	$9.0	$1.1	$2.0	$0.0	$0.0	$0.0	$0.0	$0.0	$44.8
Working Cap.	$3.7	$11.9	$2.7	($4.1)	$0.4	($1.2)	($2.6)	$5.0	($0.4)	$0.4	($0.4)	($0.4)	($2.3)	$3.2	($8.0)	($3.0)	($5.0)	$0.0	$0.0
USES	$3.7	$13.0	$10.2	($3.2)	$0.7	($1.0)	($2.0)	$10.3	$5.3	$11.7	$8.6	$0.7	($0.3)	$3.2	($8.0)	($3.0)	($5.0)	$0.0	$44.8
NET C.F.	($3.7)	$34.0	$56.0	$28.7	$26.5	$22.7	$10.7	$22.8	$25.6	$21.1	$21.1	$26.7	$15.0	$31.5	$4.3	$2.9	$4.8	($0.0)	$350.6
CUMULATIVE C.F.	-$3.7	$30.4	$86.4	$115.0	$141.5	$164.2	$174.9	$197.7	$223.2	$244.3	$265.5	$292.2	$307.2	$338.7	$342.9	$345.8	$350.6	$350.6

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SENSITIVITY ANALYSIS

Sensitivity analyses were performed for gold price, silver price, capital cost, and operating cost.  The sensitivity analyses indicate that project economics are most heavily influenced by the gold price and operating costs.  A 10% change in gold price results in a ± $61 million change in the after-tax NPV at a 5% discount rate.  A 10% change in operating costs results in a ± $44 million change in the after-tax NPV at a 5% discount rate.  The project is least affected by changes in silver price as there is little silver produced.  A 10% change in the silver price results in a less than ± $1 million change in the after-tax NPV at a 5% discount rate.

Project economics are less sensitive to change in capital costs as the majority of capital has already been expended.  A 10% change in the capital costs results in a ± $2 million change in the after-tax NPV at a 5% discount rate.  Results of the price sensitivity analyses are shown in Figure 1-1 and Table 1-3.

Reserve estimates were based on a gold price of $800 per troy ounce and a silver price of $12.00 per troy ounce.  Results from the economic analysis at these prices are shown in Table 1-2.  Since an after-tax total cash flow of $351 million is achieved, the economic criteria for the reserve statement are met.

FIGURE 1-1   SENSITIVITY ANALYSIS

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TABLE 1-3 SENSITIVITY ANALYSES
New Gold Inc. – Mesquite Mine, U.S.A.

Parameter Variables	Units	-20%	-10%	Base	+10%	+20%
Gold Price	US$/oz	640	720	800	880	960
Silver Price	US$/oz	9.60	10.80	12.00	13.20	14.40
Operating Cost	$millions	884	994	1,105	1,215	1,326
Capital Cost	$millions	36	40	45	49	54

NPV @ 5%	Units	-20%	-10%	Base	+10%	+20%
Gold Price	$millions	113	187	250	311	373
Silver Price	$millions	249	249	250	250	250
Operating Cost	$millions	337	293	250	206	161
Capital Cost	$millions	253	252	250	248	246

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The Mesquite Mine is located in Imperial County, in southern California, approximately 24 miles north of the border with Mexico and 16 miles west of the border with the State of Arizona.  Access to the property is from California State Highway 78 and then north along a paved private road into the Mesquite site.  Local resources are available in either the town of Brawley, California, 35 miles to the west of the mine, or the city of Yuma, Arizona, 52 miles southeast.

LAND TENURE

The mineral rights at the Mesquite Mine consist of 213 unpatented and 53 patented mining lode claims, 127 patented and 97 unpatented mill site claims, 658 acres of California state leased land, and 315 acres of fee lands that cover a total area of approximately 5,200 acres.  All the aforementioned properties are controlled by WMMI.

The claims located on federally owned lands are administered by the Bureau of Land Management (BLM).  Patented mining lode claims and patented mill site claims on U.S. Federal Land represent a secure title to the land. Unpatented mining and mill site claims

New Gold Inc. – Mesquite Mine Technical Report NI 43-101 – February 26, 2010	Page 1-8

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do not have a termination date as long as annual assessment work is maintained and the land is held for mining purposes. The Federal fee land is leased by WMMI and can also be maintained indefinitely as long as the annual maintenance fees are paid.

SITE INFRASTRUCTURE

Currently, the major assets and facilities associated with the Mesquite Mine are:

•	Mineral resources and mineral reserves in the Cholla, Big Chief, Rainbow, Vista, and North Big Chief deposits.

•	The physical plant site including heap leach pads, process plant, workshops, warehouses, administration buildings, and dry facilities.

•	Facilities providing basic infrastructure to the mine, including: electric power, heat, water treatment and supply, and sewage treatment.

•	Mine infrastructure including open pits, ramps, maintenance shops, and mobile equipment fleet.

•	Access by paved highway to towns and cities with additional infrastructure.

HISTORY

Gold was first discovered at Mesquite by track crews building the Southern Pacific railroad around 1876.  The first strike and claims in the area were staked at this time by Felisaro Parro.  During the 1920s and 1930s, small-scale subsistence placer mining was conducted in the district by jobless men searching for gold in the Chocolate Mountains and surrounding foothills.  Larger placer and lode mining was reported in the area from 1937 through to the mid-1970s.

Commercial gold production at Mesquite started in March 1986 as a heap leach gold operation by Gold Fields.  In 1993, Santa Fe Pacific Gold Corporation (Santa Fe) acquired the Mesquite Mine in California from Gold Fields.  In May 1997, Santa Fe was acquired by Newmont Mining Corporation (Newmont).  Newmont mined the deposit through May 2001 when there was a slope failure in the Big Chief pit and the existing reserves at a $300/oz gold price were deemed to be uneconomic.  Gold recovery from the Mesquite heap continued through to 2007.

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A total of 154 million tons of material grading 0.026 oz/ton Au had been placed on the leach pads when mining operations stopped in 2001.  Approximately 3.05 million ounces of gold were recovered between 1985 and 2007 with a calculated average gold recovery of 76.5% prior to the restart of operations in late 2007.

WGI acquired the Mesquite Mine from Newmont in November 2003.  WGI completed a feasibility study in 2006 and restarted operations in late 2007.  Commercial production was achieved in January 2008.  In June 2009, following a business combination with WGI, New Gold became the operator.  Newmont’s 2% net smelter royalty on the project was transferred to Franco-Nevada Corporation in 2007.

GEOLOGY

The Mesquite District lies on the southwest flank of the Chocolate Mountains, in amphibolite grade metamorphic rocks of the upper plate of the Vincent-Chocolate Mountain Thrust. These upper plate rocks represent a fragment of Precambrian and Mesozoic continental crust that has an extremely complex history.

The Mesquite Mine comprises two subparallel, Oligocene-age orebodies: Big Chief –Vista (Big Chief, Cholla, and Lena, Rubble Ridge, Panhandle, and Vista), and Rainbow (Cherokee, Rainbow, and East Rainbow). Gold mineralization is hosted in Mesozoic gneisses that are intruded by biotite/muscovite rich granites. The district is covered by a thin veneer (0-300 ft) of Tertiary and Quaternary sediments, shed from the south slope of the Chocolate Mountains. Gold mineralization is bound by post-mineral faulting related to the Neogene San Andreas fault system.

MINERAL RESOURCES AND MINERAL RESERVES

The mineral resources, exclusive of mineral reserves, effective December 31, 2009, are summarized in Table 1-4.

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TABLE 1-4 MINERAL RESOURCES INCLUSIVE OF MINERAL RESERVES – DECEMBER 31, 2009
New Gold Inc. - Mesquite Mine, U.S.A.

Class	Classification	Tons	Grade	Contained Au
		(000s)	(oz/ton Au)	(ozs)
Measured	Oxide	86,772	0.014	1,119,000
	Non oxide	34,017	0.019	660,000
	Subtotal	120,788	0.015	1,849,000

Indicated	Oxide	122,265	0.014	1,663,000
	Non oxide	76,790	0.017	1,321,000
	Subtotal	199,055	0.015	2,984,000

Measured &	Total	319,844	0.015	4,833,000
Indicated

Inferred	Oxide	10,563	0.011	119,000
	Non oxide	13,579	0.017	234,000
	Total	24,142	0.015	353,000

Notes:
1.	Mineral resources are inclusive of mineral reserves.
2.	CIM definitions were used for mineral resource estimation.
3.	A gold price of US$900/oz was used.
4.	Mineral resources were estimated using cut-off grades of 0.006 oz/ton Au and 0.012 oz/ton Au in the oxide and non-oxide, respectively.
5.	Columns may not add exactly due to rounding.

The mineral reserve estimate for the Mesquite Mine, effective December 31, 2009, is summarized in Table 1-5.

TABLE 1-5 MINERAL RESERVES – DECEMBER 31, 2009
New Gold Inc. - Mesquite Mine, U.S.A.

Class	Classification	Tons	Grade	Contained Au
		(000s)	(oz/ton Au)	(ozs)
Proven	Oxide	63,768	0.015	982,000
	Non oxide	17,722	0.024	433,000
Proven	Subtotal	81,490	0.017	1,415,000

Probable	Oxide	75,355	0.015	1,137,000
	Non oxide	27,988	0.021	592,000
Probable	Subtotal	103,343	0.017	1,729,000

Proven &	Oxide	139,123	0.015	2,119,000
Probable	Non oxide	45,710	0.022	1,025,000
	Total	184,833	0.017	3,144,000

Notes:
1.	CIM definitions were used for mineral reserve estimation.
2.	Mineral reserve estimation parameters are summarized in Table 1-6.
3.	Rows and columns may not add exactly due to rounding.

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The mineral resource model was imported into Whittle pit optimization software.  Pit shells were optimized based on the parameters summarized in Table 1-6.

TABLE 1-6 OPEN PIT OPTIMIZATION PARAMETERS
New Gold Inc. - Mesquite Mine, U.S.A.

Pit Slopes 1	Above Water Table
	North	40°, 38° in gravels
	East	46°, 43° in Rainbow
	South	46°
	West	46°

Below Water Table
	North	37°
	East	43°, 40° in Rainbow
	South	43°
	West	43°

Operating Cost	Mining	$0.93/ton mined
	Process + General & Administration	$1.33/ton processed

Dilution		5%
Mining Recovery		95%
Process Recovery - Oxides		75%
Process Recovery - Non Oxides		35%
Gold Price		$800/oz
Gold Selling Price		$12.00
Cut-off Grade - Oxides		0.006 oz/ton Au
Cut-off Grade - Non Oxides		0.012 oz/ton Au

Notes:  1 Pit slopes may vary slightly for individual pits.

MINING OPERATIONS

Mining is performed using a conventional truck/shovel open-pit mining method.  Operations include drilling, blasting, loading, and hauling.  Run-of-mine ore is hauled directly to the leach pad to the south for processing.  Waste mining uses the same equipment fleet used to produce ore.  Current mine production is a nominal 165,000 tons per day of total material, including a nominal 30,000 to 40,000 tons per day of ore that is hauled to the leach pad.  For 2009, gold production was 150,000 ounces.

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MINERAL PROCESSING

Mineral processing uses a heap leaching technique.  At the leach pad, a weak cyanide solution (0.4 lb/ton) is applied to dissolve the gold and take it into solution.  The solution is collected in the carbon-in-column plant where the gold is collected on the carbon.  The gold is stripped from the carbon using a strong cyanide solution.  The gold in solution is electrowon onto steel wool.  The steel wool is sent to a furnace where the gold is separated from the impurities and the molten metal poured out to create gold doré bars assaying approximately 60% gold and 35% silver.

Process recoveries are determined by oxidation.  Inception-to-date recoveries are slightly higher than predicted at 76.5%.  The process recoveries for the mine reserves and life-of-mine production plan are based on 75% recovery of the oxide ores and gravels and 35% recovery of the non-oxide ores.

ENVIRONMENTAL CONSIDERATIONS

The Mesquite Mine received regulatory approval to begin mining operations on July 2, 2007, after the issuance of the Air Quality permit from the Imperial County Air Pollution Control District.   WMMI is in compliance with all permits.

The closure and reclamation plan for the Mesquite Mine has been developed by WMMI with the assistance of independent consultants, with the specific objective of leaving the land in a useful, safe, and stable configuration capable of supporting native plant life, providing wildlife habitat, maintaining watershed functions, and supporting limited livestock grazing.  Total closure costs are estimated to be $4.6 million prior to taking the salvage value of the assets into account.

CAPITAL AND OPERATING COST ESTIMATES

WMMI has developed a capital cost estimate for the life of mine.  Capital over the remaining eleven years is $45.3 million.

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The average operating cost for the Mesquite operation over the life of mine is estimated at $0.99 per ton mined for ore and waste, $1.47 per ton for processing, and $0.48 per ton processed for general and administrative costs.

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2 INTRODUCTION

Scott Wilson RPA was retained by New Gold Inc. (New Gold), to prepare an independent Technical Report on the Mesquite Mine near Brawley, California, U.S.A.  The purpose of this report is to provide an update, for public disclosure, of the Mesquite Mine operations. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).  Scott Wilson RPA visited the property on July 22-23, 2009.  The mine operations were reviewed, including the active mining phases, waste dumps, heap leach pad, and process facilities.

New Gold is an intermediate gold mining company with three operating assets: Mesquite Mine in the United States, Cerro San Pedro in Mexico, and Peak Mines in Australia. In addition, the company has development projects in Canada and Chile.  New Gold completed a business combination with Western Goldfields Inc. (WGI) on June 1, 2009.

Western Mesquite Mines, Inc. (WMMI), a wholly-owned subsidiary of New Gold, is the current operator of the mine.  The major assets and facilities of WMMI are an open-pit gold heap-leach mining operation with a carbon-in-column (CIC) processing circuit. A smelting furnace, assay laboratory, administration building, and truck shop facility are also located on the mine site.  In 2009, the mine sold 144,000 ounces of gold.

SOURCES OF INFORMATION

For this Technical Report, a site visit was carried out by Richard Lambert, P.E., Scott Wilson RPA Principal Mining Consultant, and Wayne W. Valliant, P.Geo., Scott Wilson RPA Principal Geologist, on July 22-23, 2009.  During the site visit, discussions were held with:
•	Tony Casagranda, Director of Mineral Processing, WMMI.
•	Jerry Hepworth, Environmental Manager, WMMI.
•	Don Wagstaff, Engineering Manager, WMMI.
•	Ed Diekman, Chief Engineer, WMMI.
•	Darcy Johnson, Mine Engineer, WMMI.
•	Nick Legere, Mine Geologist, WMMI.

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•	John Ochs, Consulting Geologist.
•	On-site staff involved in blasting, sample collection, assaying and exploration core logging.

Scott Wilson RPA inspected and/or observed the blasthole operations, blasthole sample collection procedures, sample preparation and analysis facilities, and the CIC plant.  A tour of the pit areas was given by Mr. Wagstaff.

Richard Lambert is responsible for reviewing the mining operations and reserve statement.  Wayne Valliant is responsible for reviewing the geology, resource statement, quality assurance/quality control (QA/QC) procedures and for compiling the report. Holger Krutzelmann is responsible for the metallurgical testing and mineral processing section of the report.

The documentation reviewed, as well as any other sources of information, is listed at the end of this report in Section 22 (References).

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LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the imperial system.  All currency in this report is US dollars (US$) unless otherwise noted.

μ	micron	kPa	kilopascal
°C	degree Celsius	kVA	kilovolt-amperes
°F	degree Fahrenheit	kW	kilowatt
μg	microgram	kWh	kilowatt-hour
A	ampere	L	litre
a	annum	L/s	litres per second
bbl	barrels	m	metre
Btu	British thermal units	M	mega (million)
C$	Canadian dollars	m2	square metre
cal	calorie	m3	cubic metre
cfm	cubic feet per minute	mi	mile
cm	centimetre	min	minute
cm2	square centimetre	MASL	metres above sea level
d	day	mm	millimetre
dia.	diameter	mph	miles per hour
dmt	dry metric tonne	MVA	megavolt-amperes
dwt	dead-weight ton	MW	megawatt
ft	foot	MWh	megawatt-hour
ft/s	foot per second	m3/h	cubic metres per hour
ft2	square foot	opt, oz/st	ounce per short ton
ft3	cubic foot	oz	Troy ounce (31.1035g)
g	gram	oz/dmt	ounce per dry metric tonne
G	giga (billion)	ppm	part per million
Gal	Imperial gallon	psia	pound per square inch absolute
g/L	gram per litre	psig	pound per square inch gauge
g/t	gram per tonne	RL	relative elevation
gpm	Imperial gallons per minute	s	second
gr/ft3	grain per cubic foot	st	short ton
gr/m3	grain per cubic metre	stpa	short ton per year
hr	hour	stpd	short ton per day
ha	hectare	t	metric tonne
hp	horsepower	tpa	metric tonne per year
in	inch	tpd	metric tonne per day
in2	square inch	US$	United States dollar
J	joule	USg	United States gallon
k	kilo (thousand)	USgpm	US gallon per minute
kcal	kilocalorie	V	volt
kg	kilogram	W	watt
km	kilometre	wmt	wet metric tonne
km/h	kilometre per hour	yd3	cubic yard
km2	square kilometre	yr	year

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3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Scott Wilson RPA for New Gold.  The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to Scott Wilson RPA at the time of preparation of this report;

•	Assumptions, conditions, and qualifications as set forth in this report; and

•	Data, reports, and other information supplied by New Gold, WMMI, and other third party sources.

For the purpose of this report, Scott Wilson RPA has relied on ownership information provided by New Gold.  Scott Wilson RPA has not researched property title or mineral rights for the Mesquite Mine and expresses no opinion as to the ownership status of the property.

Scott Wilson RPA has relied on New Gold for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from the Mesquite Mine.

Except for the purposes legislated under provincial securities law, any use of this report by any third party is at that party’s sole risk.

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4 PROPERTY DESCRIPTION AND LOCATION

LOCATION

The Mesquite Mine is located at Latitude 33° 31’ North and Longitude 114° 59’ West in Imperial County, in southern California.  The property is approximately 24 miles north of the border with Mexico and 16 miles west of the border with the State of Arizona.  The Mesquite Mine is operated by New Gold’s wholly owned subsidiary, Western Mesquite Mines, Inc. (WMMI).  A location map for the project is presented in Figure 4-1.

The project survey control is based on a local coordinate system.

LAND TENURE

MINERAL CONCESSIONS

The mineral rights at the Mesquite Mine consist of 213 unpatented and 53 patented mining lode claims, 127 patented and 97 unpatented mill site claims, 658 acres of California state leased land, and 315 acres of fee lands, for a total of approximately 5,200 acres.  All the aforementioned properties are controlled by WMMI.

The claims located on federally owned lands are administered by the Bureau of Land Management (BLM).  Details on the property claims and mining claims are included in Appendix A and a detailed claim map is provided as Figure 4-2.

Patented mining lode claims and patented mill site claims on U.S. Federal Land represent a secure title to the land. Unpatented mining and mill site claims do not have a termination date as long as annual assessment work is maintained and the land is held for mining purposes. The Federal fee land is leased by WMMI and can also be maintained indefinitely as long as the annual maintenance fees are paid.

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AGREEMENTS AND ENCUMBRANCES

In November 2003, WGI acquired the Mesquite Mine from Newmont Mining Corporation (Newmont) through an Asset Purchase Agreement.  Under this agreement, WGI acquired the Mesquite Mine through a transfer of WGI common stock and warrants.  In addition, WGI assumed the environmental reclamation and closure liability at the Mesquite Mine.

Previously mined material and any newly mined material will be subject to production royalties ranging from 2% to 6.8% depending on the location.  Newmont has retained a 50% interest in the net operating cash flow on ore placed prior to 2002 on the leach pad that is undergoing residual leaching.

All of the claims have certain restrictions in common which are:
•	the applicable land use restrictions of the California Desert Conservation Areas;

•	any multiple use rights of third parties as provided for in the applicable federal laws and regulations; and

•	reservations to the United States, for right of way for ditches or canals constructed by the Federal Government.

Some of the unpatented claims may have small areas that encroach on the Chocolate Mountain Gunnery Range.  Any portions of the claims that are located inside the gunnery range are invalid, but do not affect any known potential mining areas.

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OREGON
NEVADA
IDAHO
NEVADA
IDAHO
UTAH
Great Salt Lake
N
NEVADA
UTAH
UTAH
ARIZONA
Lake Mead
Pyramid Lake
Walker Lake
Mono Lake
Shasta Lake
Lake Tahoe
Carson City
Sacramento
California
PACIFIC
OCEAN
Crescent City
Eureka
Redding
Red Bluff
Chico
Fort Bragg
Mendocino
Santa Rosa
Napa
San Rafael
Mill Valley
Berkeley
Oakland
San Francisco Bay
San Francisco
Palo Alto
Sunnyvale
Los Gatos
San Jose
Santa Cruz
Monterey Bay
Monterey
Big Sur
Stockton
Modesto
Yosemite Village
Merced
Fresno
Mammoth Lakes
Bishop
Independence
Lone Pine
Visalia
Tulare
Coalinga
Paso Robles
Morro Bay
San Luis Obispo
Santa Maria
Lompoc
Santa Barbara
Santa Barbara Channel
Ventura
Oxnard
Bakersfield
Ridgecrest
Barstow
Needles
Glendale
Pasadena
San Bernardino
Santa Monica
Torrance
Long Beach
Anaheim
Riverside
Palm Springs
Avalon
Oceanside
Escondido
San Diego
Chula Vista
El Cajon
Salton Sea
IMPERIAL
Brawley
El Centro
Blythe
Yuma
MESQUITE MINE
33°03'18"N, 114°58'49"W
Legend:
State Capital
Cities
State Border
County Boundary
Major Highway
Railroad
0 50 100 150 200 250
Kilometres
February 2010
Figure 4-1
New Gold Inc.
Mesquite Mine
Imperial County,
Southern California, U.S.A.
Location Map

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Section 33, T.13S, R.19E.
33
31
32
33
34
6
5
4
3
7
8
9
10
18
17
16
15
Tract 38
N
Location Monument
0
1000
2000
3000
4000
Feet
0
200
400
600
800
1000
Metres

Figure 4-2

New Gold Inc.

Mesquite Mine

Imperial County, California, U.S.A.

Claim Map

Source: New Gold Inc., 2009.

February 2010

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SURFACE RIGHTS

LOS ANGELES COUNTY SANITATION DISTRICT LANDFILL

In 1993, a Mineral Lease and Landfill Agreement was signed between Hanson Resource Company (HNRC) and Hospah Coal Company (Hospah), a subsidiary of Newmont Mining Corporation (Newmont), in conjunction with Santa Fe Pacific Minerals Corporation (SFPMC).  Los Angeles County Sanitation District (LACSD) is now the successor to HNRC and WMMI assumed the rights and obligations of Hospah / SFPMC / Newmont when the Mesquite operation was acquired by WGI on November 9, 2003.

LACSD has constructed a landfill facility adjacent to and overlying portions of the existing Mesquite Mine property. The landfill project will be located on private land owned by LACSD, as shown in Figure 4-2.  The landfill is expected to have an operational life of 100 years with a receiving capacity of 20,000 tons of landfill material per day.  As part of the landfill project, LACSD plans to construct a future rail spur from the main rail line at Brawley to the site for delivery of containerized waste from their facilities in the Los Angeles area.

Under the agreement, WMMI has retained the right to explore, mine, extract, process, market and sell ore, and otherwise conduct mining and processing activities, anywhere within the Mesquite property for an initial period through 2024 with automatic extensions until 2078.  LACSD has the right to utilize portions of the overburden stockpiles and spent ore from the leach pads for use as daily cover for the landfill as well as for construction materials for general purposes as well as liner design.  This resource will be jointly used by both LACSD and WMMI, but WMMI will have a priority.

WMMI remains responsible for the reclamation and environmental obligations for materials mined and processed from previous or future mining activities according to the existing permit requirements.  If LACSD requires additional treatment, relocation, or additional processing of stockpiled or rinsed heap materials, the Landfill Lease Agreement stipulates that WMMI will be compensated for any additional costs incurred.

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The 1993 Agreement provides for joint use of assets associated with the Mesquite Property for the mutual benefit of both parties.  Water is delivered to the property by WMMI from a well field located southeast of the mine. The water wells and associated pipeline will be operated and maintained by WMMI and water will be provided to LACSD with the costs shared based on proportional usage.  Other infrastructure items, such as access roads, power lines, and communications systems, will be treated on an individual basis.  LACSD has realigned the access road for the landfill project.  Power lines and communication systems have been chosen to operate as independent systems with all costs being the responsibility of the individual parties.

ROYALTIES

Newmont retained a production royalty on the Mesquite property from WGI at the time of sale in November 2003 for any newly mined ore.  In 2007, this interest was transferred to Franco-Nevada Corporation.  The majority of the property is not subject to production royalties due to the original owner’s claims having been mined out during prior mining at Mesquite. The majority of the tons planned for future mining at Mesquite will be subject only to the 2% production royalty due Franco-Nevada Corporation.

ENVIRONMENTAL PERMITTING REQUIREMENTS

STATUS OF PERMITS

Operations resumed on the Mesquite property in late 2007.  The Mesquite Mine operates under a variety of permits issued by local, State, and Federal agencies. Operating permits exist for full operation. WMMI is in compliance with all permit conditions (1,602) including monitoring and reporting conditions.  Major operating permits at the site are listed in Table 4-1.

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TABLE 4-1 PERMITS
New Gold Inc. – Mesquite Mine, U.S.A.

Permit	Agency	Permit #	Date	Comment
Plan of Operations	Bureau of Land Management	98121054	30-Jan-85	Approval of Mesquite Project
			04-Nov-87	Approval of VCR Project
			16-Jul-02	Approval of Mesquite Expansion
Conditional Use Permit	Imperial County Planning and Building Development Services	#98-0022	22-Mar-02	Covers Reclamation and Contingency Plans
Air Quality Permit	Imperial County Air Pollution Control District	#1920-C	02-Jul-07	Permit to Operate
		#2613	10-Jul-96	Permit to Operate
		#3814	25-Sep-08	Authority to construct lime silo
Reclamation Plans	California Office of Mine Reclamation	#23-84	22-Apr-85	Reclamation plan for Mesquite Project
		#28-88	02-May-88	Reclamation plan for VCR Project
		#98-0004	27-Mar-02	Reclamation plan for Mesquite Expansion
Waste Discharge Permit	California Regional Water Quality Control Board	#95-016	29-Mar-93	For cyanide management
		#93-043	17-Nov-93	For waste management facility
NPDES General Permit	California Regional Water Quality Control Board	#95-016	29-Mar-93	For cyanide management
Streambed Alteration Permit	California Department of Fish and Game	#6-097-00	18-Feb-03	Allows alteration to unnamed drainages for site construction
		#5-373-96	19-Dec-96	Allows alteration to unnamed drainages for diversion channel
Incidental Take Permit	California Department of Fish and Game	#2081-2003-011-06	12-Aug-03	Covers threatened desert tortoise
Biological Opinion	US Fish & Wildlife Service	#1-6-92-F-22R3	10-Aug-01	Section 7 Consultation
		#1-6-92-F-28	01-Jun-92	Initial consultation
		#1-6-92-F-22	06-Jul-92	Raised speed limit to 30 mph on access road
		#1-6-92-F-22	22-Apr-94	Increased acreage for Vista Leach pad
Solid Waste Facility	California Dept. of Health Services	#13-AA0025	10-Oct-84	Exemption for solid waste
		#BO 93-043	01-Jul-99	Exemption for solid waste

Note. VCR – Vista, Cherokee, Rainbow

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ENVIRONMENTAL PERMITTING COMPLIANCE

The closure and reclamation plan for the Mesquite Mine has been developed by WMMI with the assistance of independent consultants, with the specific objective of leaving the land in a useful, safe, and stable configuration capable of supporting native plant life, providing wildlife habitat, maintaining watershed functions, and supporting limited livestock grazing.

In 2003, California became the first state to adopt a backfilling standard (CCR Section 3704.1) requiring that open pit metallic mines be backfilled.   This standard includes a grandfather provision, which exempts any surface mining operation “for which the lead agency has issued final approval of a reclamation plan and a financial assurance prior to December 18, 2002.”  As Mesquite’s Conditional Use Permit was issued in March 2002, and the Mesquite Expansion Plan of Operations was approved in July 2002, the current operational footprint is exempt from the backfill standard.

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5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

The Mesquite Mine is located about 35 miles to the east of the town of Brawley, California, and about 52 miles northwest of the city of Yuma, Arizona. Access to the property is from California State Highway 78 and then north along a paved private road into the Mesquite site. Figure 4-1 shows the general location.

CLIMATE

The climate for Mesquite is arid, with high temperatures in the summer generally in the 100-110°F range and winter highs generally in the 70-80°F range. Winter temperatures are rarely below 32°F.  Based on data collected at the Yuma weather station, the average annual temperature is 73°F.  The lowest minimum average temperature is 42°F occurring during January.  Precipitation can occur throughout the year, but is most common during the late summer months (August, September) or during the winter months of January through March.  Precipitation at the property totals less than three inches per year.  Commonly, the majority of a year’s precipitation occurs in one or two short duration storm events.  Annual evaporation as measured at the Yuma weather station is 97.7 inches.

The combination of low precipitation and high evaporation results in a situation where surface runoff from the area is uncommon.  Washes in the area are dry and will channel runoff only during severe storm events.  On average, this may occur once per year, although it is not uncommon to have one to two year periods with no surface flows.  When surface flows do occur, washes will typically flow for periods of less than one hour.

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LOCAL RESOURCES

Accommodations, supplies, and labour are available in either Brawley, California, population 22,000 (2000 census), or Yuma, Arizona, population 77,500 (2006 census). Consequently, mining suppliers and contractors are locally available.

INFRASTRUCTURE

ELECTRICAL POWER

Electricity for the mine is provided through a 92 kV power line.  Power is supplied to the site by Imperial Irrigation District Power Company.  Power is stepped down from 92 kV to 13.2 kV on-site.  All power distribution from this point onwards is distributed on equipment and infrastructure owned by WMMI.

WATER

Water for the project is supplied from the existing Vista well field located approximately two miles south of California State Highway 78.  The two current active wells are deemed capable of supplying the water requirements for both WMMI and the LACSD. With the new 18 in. diameter line in place, the two existing pumping systems are capable of supplying approximately 2,000 gpm of fresh water to the operation.  The mine will require about 1,000 gpm and the landfill a maximum of 700 gpm when operating at full capacity.

HEAP LEACH PAD

Leach pad 6 has been designed by Vector Colorado LLC with total capacity of a nominal 138 million tons based on a maximum lift height of 300 ft.  As of December 2008, there was remaining capacity of a nominal 129 million tons.  WMMI is currently permitting an expansion area between Leach Pad 3 and Leach Pad 5 that should provide another nominal 35 million tons of leach capacity.

New Gold Inc. – Mesquite Mine Technical Report NI 43-101 – February 26, 2010	Page 5-2

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PHYSIOGRAPHY

The Mesquite Mine is located a few miles to the southwest of the Chocolate Mountains and the Chocolate Mountain Gunnery Range, at an elevation of between 600 ft and 1,000 ft above sea level.  The property is on an alluvial fan that slopes gently from the northeast to the southwest.  The vegetation consists of sparse desert vegetation with creosote bush, brittle brush, barrel cactus, and cholla cactus present.

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6 HISTORY

The description of the history of the project is summarized from the Micon (2006) report.

Gold was first discovered at Mesquite by track crews building the Southern Pacific railroad around 1876.  The first strike and claims in the area were staked at this time by Felisaro Parro.  During the 1920s and 1930s, small-scale subsistence placer mining was conducted in the district by jobless men searching for gold in the Chocolate Mountains and surrounding foothills.  Larger placer and lode mining was reported in the area from 1937 through to the mid-1970s.

In 1957, prospectors Richard and Ann Singer, staked 27 claims in the area, and began a dry washing campaign that lasted until the late 1980s.  Attempts at lode mining on the Mesquite property were initiated during the 1950s and continued through the late 1970s with no significant production recorded.  The largest shaft was the Big Chief, sunk by Charlie Wade and K.W. Kelly, to a depth of 150 ft.  Gold Fields Mining Corporation (Gold Fields) became interested in the property in 1980 and spent the next two years exploring and acquiring a land position. Once a land position had been acquired, Gold Fields started an exploratory drill program and, in late 1982, announced that it had identified a bulk mineable gold deposit.  A more detailed description of the history of the exploration programs is found in Section 10, Exploration, and Section 11, Drilling.

Gold Fields began commercial gold production in the Big Chief pit at Mesquite in March 1986 as a heap leach gold operation. In 1993, Santa Fe Pacific Gold Corporation (Santa Fe) acquired the Chimney Creek Mine in Nevada and the Mesquite Mine in California from Gold Fields.  In May 1997, Santa Fe was acquired by Newmont Mining Corporation (Newmont).  Newmont mined the deposit through May 2001, when there was a slope failure in the Big Chief pit and the existing reserves at a $300/oz gold price were deemed to be uneconomic.  Gold recovery from the Mesquite heap continued through to 2007.

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A total of 154 million tons of material grading 0.026 oz/ton Au had been placed on the leach pads when mining operations stopped in 2001.  Approximately 3.05 million oz of gold were recovered between 1985 and 2007 with a calculated average gold recovery of 76.5% prior to the restart of operations in late 2007. Table 6-1 shows a summary of the historical mine production.

WGI acquired the Mesquite Mine from Newmont in November 2003. WGI completed a feasibility study in 2006, and restarted operations in late 2007.  In May 2006, WGI reported 201.9 million tons grading 0.018 oz/ton Au containing 3.56 million ounces gold of Measured and Indicated Mineral Resources and 12.4 million tons grading 0.019 oz/ton Au of Inferred Mineral Resources.  Proven and Probable Mineral Reserves were estimated at 130.9 million tons grading 0.018 oz/ton Au.  The foregoing Mineral Reserves and Mineral Resources were considered NI 43-101 compliant.

Commercial production was achieved in January 2008.  In June 2009, following a business combination with WGI, New Gold became the operator.  Newmont’s 2% net smelter royalty on the project was transferred to Franco-Nevada Corporation in 2007.

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TABLE 6-1 HISTORIC PRODUCTION
New Gold Inc. – Mesquite Mine, U.S.A.

Year	Ore Placed	Au Grade	Au Placed	Au Produced	Annual Au Recovery	Cum. Au Recovery
	(tons)	(oz/ton)	(ozs)	(ozs)	(%)	(%)
1985	329,800	0.0549	18,110	0	0.0	0.0
1986	3,019,700	0.0624	188,410	152,810	81.1	74.0
1987	3,908,200	0.0519	202,700	179,660	88.6	81.2
1988	4,881,900	0.0455	222,070	173,170	78.0	80.1
1989	7,670,300	0.0321	246,220	199,690	81.1	80.4
1990	8,230,800	0.0359	295,430	202,260	68.5	77.4
1991	7,924,100	0.0304	240,880	201,730	83.7	78.5
1992	9,079,900	0.0294	266,830	207,890	77.9	78.4
1993	9,749,900	0.0297	289,260	205,910	71.2	77.3
1994	10,770,280	0.0301	324,250	209,570	64.6	75.5
1995	13,766,790	0.0223	306,480	193,360	63.1	74.1
1996	15,527,630	0.0229	356,240	186,800	52.4	71.5
1997	16,463,000	0.0165	271,530	227,940	83.9	72.5
1998	11,536,700	0.0160	185,080	154,080	83.3	73.1
1999	14,087,100	0.0166	234,040	164,570	70.3	72.9
2000	12,840,900	0.0162	208,090	120,920	58.1	72.1
2001	4,225,500	0.0309	130,620	92,630	70.9	72.1
2002				57,100		73.5
2003				48,796		74.7
2004				29,001		75.5
2005				21,776		76.0
2006				14,001		76.4
2007				7,392		76.5
Total/Avg	154,012,500	0.0259	3,986,240	3,051,056	76.5

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7 GEOLOGICAL SETTING

The following description of the geological setting was summarized from a Technical Report prepared by IMC entitled “Mesquite Gold Project, Imperial County, California, USA, Technical Report”, dated May 26, 2006.

REGIONAL GEOLOGY

The description of the regional geology was taken from a paper written by Newmont Mesquite personnel (Smith et al., 1999).

The Mesquite District lies on the southwest flank of the Chocolate Mountains, in amphibolite grade metamorphic rocks of the upper plate of the Vincent-Chocolate Mountain Thrust. These upper plate rocks represent a fragment of Precambrian and Mesozoic continental crust that has an extremely complex history. During the Precambrian a gneissic complex was formed, followed by several episodes of plutonic intrusion into the gneisses. Granitic rocks were again intruded during the early Triassic and late Jurassic – early Cretaceous periods. The upper plate rocks were also subjected to several phases of amphibolite facies regional metamorphism, ranging from Precambrian to Mesozoic. Figure 7-1 illustrates the relationship between the Mesquite deposit and the major faulting in the area. The map also includes the locations of some other prospects/deposits that seem to be associated with the same regional faulting.

Lithologies exposed in the southern Chocolate Mountains include Proterozoic granitic and metamorphic rocks, Mesozoic metamorphic and plutonic units, early to mid-Tertiary volcanic and plutonic rocks, and Tertiary to recent sedimentary units shown in Figure 7-1 (Manske, 1991). The Proterozoic is represented by the Chuckwalla Complex, while the Mesozoic terrain is a structurally complicated package of gneisses, schist, phyllite, and plutons (Manske, 1991). Mesozoic rock units include the Orocopia Schist, and Jurassic (?) Winterhaven Formation, which are overlain by Tertiary Quechan Volcanic rocks and Quaternary alluvial deposits. A stratigraphic section of the Mesquite area is shown in Figure 7-2.

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The Chuckwalla Complex, locally referred to as the Mesquite Gneiss package, consists of amphibolite to greenschist grade gneisses and schists and plutonic rocks (Manske, 1991). These upper plate Proterozoic to Mesozoic metamorphic rocks are intruded by a series of Mesozoic quartz diorite to peraluminous granite plutons (Haxel and Dillon, 1978). U/Pb isotope dating of these intrusives indicates Jurassic to Cretaceous ages (80 Ma to 105 Ma) (Manske, 1991).

The Chuckwalla Complex was thrust over the Orocopia Schist along the Vincent-Chocolate Mountain Thrust (80 Ma to 74 Ma). The Orocopia is a medium to coarse-grained albite-epidote-amphibolite grade schist, which is exposed along the core of the Chocolate Mountains (Manske, 1991). The protolith of this formation was a middle Jurassic graphitic greywacke.  This unit does not outcrop in the Mesquite Mine, but it presumably underlies the district as the regional basement (Haxel and Dillon, 1978).

The Chuckwalla and Orocopia sequence has been offset by the high-angle, normal Singer Fault (8 Ma to 10 Ma). This N60o-70oW (75o-85o NE dipping) fault places the younger Winterhaven Formation in contact with the older, higher metamorphic grade Chuckwalla and Orocopia. The Winterhaven Formation comprises phyllites, quartzites, conglomerates, and metavolcanics and appears to represent Jurassic volcanic and sedimentary protoliths, metamorphosed at a lower greenschist grade (Manske, 1991).

The metamorphic and plutonic terrains were uplifted and eroded during the early Tertiary. Oligocene calc-alkaline magmatism, consisting of andesite and rhyodacite flows (32 Ma) and ignimbrites and tuffs (26 Ma) covered the eroded surface as part of the Quechan Volcanics. The Mt. Barrow quartz monzonite sequence was then intruded (Crowe, 1978, Manske, 1991). These dates are coincident with gold mineralization events, dated at approximately 26 Ma to 38 Ma. Following emplacement of the Mt. Barrow stock, the district was subjected to Tertiary extension. This tectonism generated large-scale northwest-trending faults, and reactivated some Mesozoic thrusts (Haxel and Grubensky, 1984). Near the end of Tertiary extension, the area was regionally deformed resulting in fold axes trending west-northwest. The Chocolate Mountains form the axis of

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a west-northwest trending antiform within the regional fold set, with Mesquite lying on a z-fold along the southwest limb (Manske, 1991).

Erosion of these folded terrains produced poorly sorted conglomerates, fanglomerates, sands, and silts. These Miocene deposits provide a mantle (10 ft to 500 ft thick) over most the Mesquite district (Manske, 1991). A late Miocene basalt flow and recent alluvial gravel deposits cap these units. The right-lateral strike slip motions on the San Andreas system (8 Ma to 10 Ma) have transected all of above noted lithologies, with the exception of recent gravel deposits. A local splay of this system, the Singer Fault, is located between the Chocolate Mountains and the Mesquite Mine.

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Chocolate Mountains
Mt. Barrow
Os
Tqv
Mgn
Mlgr
Jw
Tc
MESQUITE
CA
AZ
Colorado River
N
Black Mountain
Imperial Project
Picacho
Picacho Peak
Cargo Muchachos
Pch
American Girl
Legend:
Tertiary
Quechan Volcanics
Quartz Monzonite
Mesozoic Granitic Rocks
Winterhaven Formation
Chuckwalla Complex
Orocopia Schist
Major Gold Deposits
0 1 2 3 4 5
Miles

Figure 7-1

New Gold Inc.

Mesquite Mine

Imperial County, California, U.S.A.

Regional Geology

Regional Geology of the Chocalate Mtns., SE California
After Manske 1991 and Morton 1966.

February 2010

Source: New Gold Inc., 2009.

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Qal
Tertiary
Jurassic-Cretaceous
Au Mineralization
Jurassic-Cretaceous
Qal
Unconsolidated, locally derived alluvial detritus, recent < 4 Ma.
Tc
Consolidated, polylithic conglomerate, interbedded with silt, clay, and basalt, 4-10 Ma.
Quechan Volcanics (Tqv) -
Green-White, vitroclastic airfill tuff, 26 Ma.
Quechan Volcanics (Tqv) -
Black-Grey, rhyodacite and andesite flows, 32 Ma.
Silver Streak Intrusives (Jss, Jal) -
Alaskite Granite, biotite granite, medium to coarse grained, light pink, forms dikes and plugs, 145-205 Ma.
Mesozoic Intrusives (Jmd, and Jd, Mzi) -
Mela-diorite, quartz, plagioclase, biotite, and chlorite composition, coarse grained, light gray to green, cut by Alaskite Granite, thickness unknown, 145-205 Ma.
Winterhaven Formation (Jw, Mzw) -
Interstratified siltstone, quartz muscovite schist, and quartz muscovite hematite phyllite, fine to medium grained, pale green to pink, greater than 1000 feet thick, 145-205 Ma.
Chuckwalla Complex (mc)
Bay Horse Quartzite (Jbg) -
Fine to medium grained calcareous quartzite, well rounded. Sandstone protolith. 145-170 Ma.
Muscovite Schist (Jms) -
Muscovite schist with tourmaline and amphibole rich layers, quartzofeldspathic zones with epidote, and blastoporphyritic units. Medium to lite gray, 0-125 feet thick.
Biotite Gneiss (Jbg) -
Biotite (10-30%), Quartz (70-90%), and feldspar rich gneiss, weak layering, salt and pepper appearance. Protolith of impure feldspathic quartzarenite to quartzarenite. 350 to 400 feet thick, 145-170 Ma.
Hornblende Biotite Gneiss (Jhbg) -
Biotite (30-40%), Quartz (55-70%), and feldspar rich augen gneiss, imperfect augens of quartz feldspar, compositional layering of biotite and quartz feldspar, rare quartzite beds, medium to thick, bedded, Volcanidistic protolith. Approximately 400 feet thick. 145-170 Ma.
Mafic Gneiss (Jmg) -
Biotite (60%), Quartz (30-40%), and feldspar rich gneiss, black-dark grey, fine grained, equigranular, thin quartzite interbeds, greater than 1200 feet thick, gradational contact with Hbg unit. 145-170 Ma.
Muscovite Granite (Klgr, Kmgs) -
Quartz, Muscovite, Feldspar rich granite, white coarse to medium grained, sill and dikes common, grades laterally into pegmatite dikes, 5-100 feet thick, 60-105 Ma.
Pegmatite (Jpeg) -
Quartz, biotite, feldspar rich granite, minor muscovite, white, coarse to fine grained, dikes, and sills common, 5-50 feet thick, 158-160 Ma.
Orocopia Schist (Os) -
Medium grained albite-epidote-amphibolite facies schist to coarse grained amphibolite facies schist, graywacke protolith. Unknown thickness >170 Ma. Not exposed at mesquite Mine.
NOTE:
Tecno-Stratigraphic column of the Chocolate Mountain and Mesquite Mine (Manske, 1991, Morton, 1966)
0 100 200 300 400 500
Feet

Figure 7-2

New Gold Inc.

Mesquite Mine

Imperial County, California, U.S.A.

Stratigraphic Section

February 2010

Source: Independent Mining Consultants Inc., 2006.

New Gold Inc. – Mesquite Mine Technical Report NI 43-101 – February 26, 2010	Page 7-5

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PROPERTY GEOLOGY

The Mesquite Mine comprises two subparallel, Oligocene-age orebodies: Big Chief –Vista (Big Chief, Cholla, and Lena, Rubble Ridge, Panhandle, and Vista), and Rainbow (Cherokee, Rainbow, and East Rainbow). Gold mineralization is hosted in Mesozoic gneisses that are intruded by biotite/muscovite rich granites. The district is covered by a thin veneer (0-300 ft) of Tertiary and Quaternary sediments, shed from the south slope of the Chocolate Mountains. Gold mineralization is bound by post-mineral faulting related to the Neogene San Andreas fault system.

STRATIGRAPHY

The Mesquite deposit is hosted by a Jurassic-aged gneiss and pluton terrane. Within this package, a Mesquite District tecto-stratigraphic sequence has been defined (from bottom to top): mafic gneiss (MG), hornblende-biotite gneiss (HBG), biotite gneiss (BG), Bay Horse Quartzite (BQ), and Muscovite Schist (MS). These units have been crosscut by a number of quartz, feldspar, biotite and muscovite-rich granite sills, plutons, and dikes.

The MG, HBG, and BG units are present in a shallowly dipping stratigraphic sequence, offset by numerous high and low-angle faults. The MG unit is recognized by an increase in mafic rocks, development of a schistose fabric, and the presence of tonalite. The HBG unit tends to contain an augen texture, large euhedral sphene crystals (altered to yellow leucoxene), and is the major ore host within the deposit. The BG unit, a salt-and pepper coloured, well-banded gneiss, is commonly brecciated and bleached. This package is overlain by 0-400 ft of Tertiary alluvium (lithified silts, sands, and gravels) and unconsolidated Quaternary gravels.

STRUCTURE

There are four main structural components in the Mesquite mining district. In order of decreasing age:
•	N45o-60oW-striking low-angle reverse faults (25o-35o SW dip). These faults have a 5 ft to 10 ft thick zone of pale green gouge and commonly separate

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mineralized, strongly fractured HBG in the hanging wall from unmineralized MG in the footwall. These structures appear to predate alluvium deposition.

•
E-W-striking high-angle strike slip faults (80o-90o S dip). These faults are right-lateral strike slip faults between which dilational extension (northwesters) probably occurred. These faults show evidence of reactivation, and offset the Tertiary-Bedrock contact.

•	N40o-60oW, high-angle (80o-90o) faults with relatively small offsets, which reflect the primary distribution of gold mineralization.

•	N30o-40oE near-vertical normal faults that offset all other structural elements and the alluvial overburden.

These structures have provided both conduits and offsets to the mineralized zones found at Mesquite. The high-angle northwest structures appear to have the greatest control on gold distribution, while the high-angle northeast faults have offset the orebodies in a stair step fashion. Finally, the system is bounded by San Andreas parallel structures that terminate known mineralization to the south and north. These structures (Singer Fault to north, unnamed to south) have emplaced relatively unprospective ground in contact with the more favourable Mesquite gneissic package. Figure 7-3 and 7-4 illustrate the local geology of the Mesquite Mine area.

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8000 E
10000 E
12000 E
14000 E
16000 E
18000 E
20000 E
22000 E
14000 N
12000 N
10000 N
8000 N
6000 N
4000 N
N
NORTH HALF SECTIONS
CHOLLA
LENA
BIG CHIEF
GOLD BUG
CHEROKEE
RAINBOW
PANHANDLE
EAST RAINBOW
VISTA PAD
RUBBLE RIDGE
BAYHORSE
VISTA
LEACHPADS
Legend:
STRATIGRAPHY
Mine Dumps/Leach Pads
QUATERNARY
TERTIARY
Quaternary/Tertiary Alluvium
Quechan Volcanics
CRETACEOUS
Muscovite Granite
MESOZOIC-JURASSIC
Pegmatite
MS-Muscovite Schist and Gneiss
BG-Biotite Gneiss
HBG-Hornblende-Biotite Gneiss
Alaskite
MG-Mafic Gneiss
Mesozoic Intrusives
Winterhaven Fm.
STRUCTURE
Fault
Interfault
Contact
0
1000
2000
Feet

Figure 7-3

New Gold Inc.

Mesquite Mine

Imperial County, California, U.S.A.

Property Geology

NOTE:
Mesquite Mine Geology 1997, Based on Pit and District Mapping.
Modified from Manske, 1991, Morales, 1994 and Willis and Tosdal, 1992.

February 2010 ***Source: Independent Mining Consultants Inc., 2006.***

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AA' CROSS SECTION THROUGH BIG CHIEF & CHOLLA

A
A'
SW
BIG CHIEF
CHOLLA
NE
Tc
MS
Bg
Hbg
MG
Whv
Current Pit Profile
>0.006 oz/st Au
0 200 400 600 800 1000
Feet

BB' CROSS SECTION THROUGH VISTA & EAST RAINBOW

B
B'
SW
VISTA
EAST RAINBOW
NE
Tc
Bg
Hbg
Redox
MG
Whv
>0.006 oz/st Au
Proposed E. Rainbow Expansion
0 200 400 600 800 1000
Feet

NOTE: Cross sections are through gold deposit area(s)

Figure 7-4

New Gold Inc.

Mesquite Mine

Imperial County, California, U.S.A.

Typical Cross Section

February 2010

Source: Independent Mining Consultants Inc., 2006.

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8 DEPOSIT TYPES

The following description of the deposit types was summarized from the Technical Report prepared by IMC entitled “Mesquite Gold Project Imperial County, California, USA, Technical Report”, dated May 26, 2006.

The gold mineralization at Mesquite was deposited in an epithermal setting, within 500 ft to 1,000 ft of the surface. The majority of the economically attractive mineralization is found in the biotite gneiss and hornblende-biotite gneiss, while the mafic gneiss and intrusive rocks are generally less mineralized. Gold mineralization is found both disseminated and vein hosted within these units. The majority of the veining is controlled by faults and fault junctions which have moderate to steep dips.

The gold mineralization dominantly occurs in two types:
•	Pods of mineralization that are limited in lateral and vertical extent at fault intersections.

•	Trends of mineralization along faults.

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9 MINERALIZATION

The following description of the mineralization was summarized from a document written by Newmont personnel describing the Mesquite operation (Smith et al., 1999) and reported in the Technical Report prepared by IMC entitled “Mesquite Gold Project Imperial County, California, USA, Technical Report”, dated May 26, 2006.

Gold occurs at Mesquite as both submicron disseminated and coarse gold. All documented gold occurrences are native gold, and classification has been based on silver content and grain size. A silver-free native gold is the most common type in the oxidized zone. It occurs in particles less than five microns, although clusters up to 100 µ are common in fault zones. Gold grains are subhedral to anhedral in shape, with anhedral morphology predominating. In general, the grains are characterized by irregular, ragged boundaries and equant to elongate shape. Gold within the oxide portion of the deposit is commonly associated with goethite pseudomorphs after pyrite and mica minerals. Later stage gold, less than five microns, is found along the cleavages of the micas.

A second type of gold is the silver-bearing (5% to 20%) coarse (10 µ to 600 µ) gold.  Its average size is 30 µ to 50 µ and it is typically found in the unoxidized zone, and only occasionally in the oxidized zone. Grains have octahedral morphology, with cuspate to sharp boundaries. Gold specimens are usually bright yellow electrum, with minor inclusions of galena and pyrite. Silver-bearing gold is associated with quartz-adularia pyrite veins containing arsenopyrite, magnetite, and chalcopyrite.

Visible gold has been identified throughout Mesquite. Small flakes, less than 50 µ, of free “flour” gold have been found within the oxidized gouge and clay fault zones. The flour gold is thought to be a result of remobilization during oxidation and is supergene in nature. Gold is typically associated with titanium oxides (rutile) and hematite. These zones are limited in extent (one inch to three feet wide, with three feet to 50 ft of strike length), but can be extremely high grade. Selective sampling indicates typical gold values of 1.0 oz/ton to 2.0 oz/ton Au, with a high of 35.9 oz/ton Au recorded in Big Chief.

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Coarse-grained hypogene gold has also been noted with more frequency and larger size in the unoxidized portion of the deposits. Recent test work on non-oxidized ore indicates that 65% to 78% of the gold is liberated free milling gold, 13% is associated with refractory sulphide minerals, and the remainder is associated with iron oxides and carbonates. Grain size ranges from 10 µ to 600 µ, with no textural indications of re-mobilization. Coarse gold generally occurs as electrum within quartz veins (occluded and void fill), while the refractory portion is found within overgrowth rims of arsenopyrite, chalcopyrite, and pyrite.
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10 EXPLORATION

New Gold and its predecessor WGI have not conducted any exploration work on the property.  The following description of the surface exploration by Newmont, Santa Fe, and Gold Fields was summarized from the Technical Report prepared by IMC entitled “Mesquite Gold Project Imperial County, California, USA, Technical Report”, dated May 26, 2006.

The first gold production at the Mesquite project dates to the late 1800s and early 1900s when placer gold was recovered on a small scale. After World War II, small-scale subsistence mining continued. At times, hundreds of people worked the mines or prospected in the area.

Exploration during the 1970s included work by Placer-Amax, Conoco, Glamis Gold Corporation (Glamis Gold), Newmont, and Gold Fields.  Exploration sampling, trenching, and drilling identified a number of gold bearing zones. The results and details concerning the pre-Gold Fields exploration are not available for inclusion in this report.

In 1980, Gold Fields acquired the property and conducted exploration. They initiated a thorough exploration program that included surface sampling and geophysics. In September 1981, Gold Fields drilled twelve rotary drill holes, ten of which encountered significant mineralization within 200 ft of the surface. In 1982, Gold Fields drilled the Big Chief deposit on a 141 ft fence line, with holes spaced 141 ft apart along the fence line.

This campaign employed 5-1/4 inch reverse circulation (RC) holes above the water table (approximately 200 ft) and 3-1/16 inch core holes below the water table. By September 1982, 350 exploration holes had been drilled. By September 1983, a total of 868 holes were completed totalling 284,439 ft of drilling. About half of the holes in the present database were completed by mid-year 1988 (3,200 holes and 1.3 million ft). Gold Fields, Santa Fe, and Newmont continued to drill on the Mesquite property by mostly RC drilling as they mined the deposits, although Gold Fields completed most of the drilling

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on the property. By 1993, over 5,000 holes had been completed by Gold Fields totalling 2.4 million ft.

In late 1982, sinking of a decline began with the objective of improving the confidence in the drill results of the Big Chief deposit. A total of 2,390 ft of underground decline development (586 rounds) near the centre of the deposit was completed in 1983 (Bechtel, 1984). The decline was driven to provide material for pilot heap leach tests and to allow detailed geologic mapping and bulk sampling of the deposit. Each round from the decline was bulk sampled and a comparison with drill sampling was noted by Bechtel (1984). A total of 50 model blocks were estimated from the decline data and compared to the same blocks estimated from drill holes drilled along the path of the decline on 20 ft intervals.  The average grade of the two estimates compared closely, although the grade estimates of individual blocks did not correlate well.

Gold Fields, Santa Fe, and Newmont continued to drill and develop the Big Chief, Vista, Cherokee, Rainbow, Lena, and Gold Bug deposits on the property. The initial grid at Big Chief was reduced to 70 ft with infill drilling along the 141 ft space fence lines. The Vista deposit was initially drilled on 140 ft sections, with drill holes spaced 70 ft apart on the sections. The other deposits were drilled initially on 200 ft to 400 ft grids, with infill drilling generally completed on 100 ft spacing.

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11 DRILLING

New Gold and its predecessor company WGI have not carried out any drilling on the property.  The following description of the drilling by previous operators was summarized from the Technical Report prepared by IMC entitled “Mesquite Gold Project Imperial County, California, USA, Technical Report”, dated May 26, 2006.

The Mesquite Mine database comprises 2.7 million ft of drilling in 6,221 drill holes, most of which are RC holes. A total of 103 holes in the database were diamond drill holes. During the early development of the property, 128 of the RC drill holes were deepened by diamond drilling below the water table. A total of 13 PQ core holes that were drilled for metallurgical testing were not found in the current drill hole database. Most of the drill holes were vertical holes and have not been downhole surveyed.

In general, the disseminated mineralization appears to be flat-lying or with a moderate 16º southwest dip. The vertical drilling provides an appropriate measure of the true mineralization thickness.

The drill hole locations are illustrated in Figure 11-1.

REVERSE CIRCULATION DRILLING AND LOGGING

The initial sampling by Gold Fields on the RC drilling was completed using two field samplers to collect and quarter each 2.5 ft drill interval from a Jones riffle beneath the drill cyclone. Approximately 85% of the samples were dry. Wet sampling was completed by a rotary wet sampler located beneath the drill cyclone, and during wet sampling flocculent was added to aid the settling of fines.

Portions of each 2.5 ft interval bags were poured into sieves and washed. The washed samples were then placed into trays to half fill the cells in the trays. The sample chips in the trays were then logged by a company geologist. No sample trays are available because the trays were discarded before WGI acquired the property.

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3
32
33
34
6
5
4
3
7
8
10
18
17
16
Highway 78
N
0
1000
2000
3000
4000
Feet
February 2010

Figure 11-1

New Gold Inc.

Mesquite Mine
Imperial County, California, U.S.A.
Drill Hole Map

Source: New Gold Inc., 2009.

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Gold Fields completed most of the RC drilling on the property. The methods used by Santa Fe and Newmont have not been documented.

CORE DRILLING AND LOGGING

Core drilling was generally completed using HQ core, which was transported to Yuma, Arizona, where it was cleaned and photographed. The core was logged, marked, and rock quality designation (RQD) measurements were taken from each five-foot interval. Core recovery information is not available in the database. The core from the various drill campaigns was discarded before WGI acquired the property.

TWIN HOLE COMPARISON

Gold Fields drilled two pairs of twin RC/diamond drill holes during the preproduction exploration. They concluded that the assays showed the same overall distribution of gold grades although with high local variation. The correlation coefficient for the paired composites is 55%; the mean value of the core composites (20 ft) was 0.028 oz/ton Au; and the mean of the RC composites (also 20 ft) was 0.027 oz/ton Au. The coefficient of variation was 1.3 for the core composites and 0.9 for the RC composites (Bechtel, 1984).

Mine Development Associates (MDA) found, and reported in its December 2004 Technical Report, that a number of the vertical diamond drill holes had been drilled within 25 ft of vertical RC drill holes. MDA compared 32 core holes with nearby RC drill holes representing approximately 10,000 ft of compared data. This comparison showed significant differences between some of the holes (Table 11-1), indicating that the RC assays tend to return higher assays than comparable core assays.

In its 2006 Technical Report, IMC concluded that though it was possible there was a bias in the RC samples, resource modelling methods employed at the property, particularly capping of high grade assays to get models to conform to production results, must have compensated for this bias.  This is supported by the performance of the resource models to the actual mined tonnage.

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TABLE 11-1   TWIN HOLE COMPARISON
New Gold Inc. – Mesquite Mine, U.S.A.

Core Holes			RC Hole			Interval		Footage	Core	RC
Hole #	East	North	Hole #	East	North	From	To		Oz/ton Au	Oz/ton Au
LDH-01	12948	9925	MR-1995	12943	9914	275	540	265	0.029	0.032
LDH-02	12804	10065	MR-0809	12791	10062	135	500	365	0.015	0.020
LDH-03	12752	10020	MR-1824	12742	10012	205	460	255	0.019	0.019
LDH-04	12687	9970	MR-1830	12694	9961	165	440	275	0.014	0.021
LDH-05	12889	9964	MR-0811	12877	9963	250	520	270	0.017	0.036
LDH-08	12044	10582	MR-1700	12049	10586	75	380	305	0.014	0.018
LDH-09	12188	10616	MR-0780	12198	10621	75	420	345	0.013	0.059
LDH-10	12200	10507	SM-0484	12193	10503	135	380	245	0.018	0.015
LDH-11	12895	10069	MR-0678	12883	10063	135	540	405	0.014	0.050
LDH-12	12375	10283	MR-0671	12389	10294	105	360	255	0.012	0.021
LDH-13	12563	10140	MR-0178	12581	10152	225	360	135	0.034	0.049
LDH-14	11664	10574	MR-1731	11659	10576	100	330	230	0.024	0.024
LDH-15	11513	10529	MR-0798	11508	10523	115	480	365	0.023	0.025
LDH-18	12325	10442	MR-1717	12342	10457	55	400	345	0.013	0.012
LDH-20	11648	10578	MR-1731	11659	10576	100	420	320	0.030	0.028
LDH-21	11232	10963	SM-1488	11243	10963	260	500	240	0.011	0.158
VDH-01	17173	6997	MR-0479	17181	7004	0	200	200	0.035	0.012
VDH-02	17039	7039	MR-1219	17052	7029	0	400	400	0.012	0.020
VDH-04	17362	7149	MR-1388	17351	7158	65	300	235	0.032	0.028
VDH-05	17442	7056	MR-1230	17450	7037	160	360	200	0.040	0.063
VDH-07	17257	7234	MR-1220	17277	7248	0	300	300	0.016	0.012
VDH-09	17071	7271	MR-1367	17059	7259	0	360	360	0.024	0.014
VDH-10	17191	7170	MR-2982	17198	7165	0	470	470	0.015	0.030
VDH-11	18033	7051	MR-1339	18044	7052	85	500	415	0.024	0.033
VDH-12	16307	7105	MR-0969	16302	7106	15	300	285	0.006	0.046
VDH-13	16743	7137	MR-1216	16757	7152	15	500	485	0.011	0.016
VDH-14	18012	7196	MR-0089	18005	7184	45	380	335	0.025	0.024
VDH-16	16391	7180	MR-0349	16399	7200	20	300	280	0.033	0.014
VDH-17	18140	6949	MR-1253	18144	6963	120	555	435	0.038	0.104
VDH-18	18177	6997	MR-0613	18187	7000	100	550	450	0.148	0.039
VDH-19	18135	7134	MR-1310	18137	7151	95	360	265	0.019	0.026
VDH-21	17176	6994	MR-0479	17181	7004	0	260	260	0.011	0.011
Totals								9,995	0.026	0.033

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12 SAMPLING METHOD AND APPROACH

The following description of the sample method and approach was summarized from the Technical Report prepared by IMC entitled “Mesquite Gold Project Imperial County, California, USA, Technical Report”, dated May 26, 2006.

REVERSE CIRCULATION SAMPLING

Gold Fields’ initial sampling on the RC drilling was completed using two field samplers to collect and quarter each 2.5 ft drill interval from a Jones riffle located beneath the drill cyclone. The succeeding 2.5 ft interval split was combined to produce a quarter split of the five-foot interval. This sample generally weighed 25 lb to 30 lb. This sample was placed in bags and trucked to Yuma, Arizona, to the Gold Fields in-house sample preparation facility. The samples were dried in Yuma prior to processing.

Details of Santa Fe and Newmont sampling methods have not been documented.

DIAMOND DRILL CORE SAMPLING

The whole core was transported to Gold Fields in-house sample preparation facility in Yuma, Arizona. The whole core was reduced, with the primary size reduction done with a jaw crusher followed by secondary crushing with a rolls crusher. After crushing, the sample preparation was similar to RC drilling.

BLASTHOLE DRILLING

In addition to the drilling data, over 650,000 blasthole samples were taken during mine operations from 1985 to 2001.  Blastholes were drilled on 19 ft to 24 ft spacing on each bench to define the ore and waste boundaries while mining. The blasthole samples were collected by the blasthole driller using a through-the-deck “rocket” sampler, and assayed at the mine laboratory using methyl-isobutylketone (MIBK) gold dissolution and atomic absorption assaying.

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The assay information for most of these data is available in a database. Historically, the blasthole database has been used to reconcile the various resource models developed for the property. This means that, on a continuous basis, a key step in the development of resource models was the comparison of how the modelling techniques performed compared to these historic data. IMC also used these data to reconcile the model on which the current mineral resource estimate is based.

COMMENTS REGARDING SAMPLING METHOD AND APPROACH

The sampling methods and approaches used for the sampling of the Mesquite deposit are consistent with the deposit and mineralization type. Though the data are historic in nature, the descriptions provided indicate the sampling was done correctly. IMC (2006) reported that they were not aware of any deficiencies in sampling method or sample recovery that would impact on the reliability of the results.

In Scott Wilson RPA’s opinion, the sampling method and approach are appropriate for mineral resource estimation.  Although the data are historic and details of the Santa Fe and Newmont sampling methods have not been documented, the mineral resource estimates vs. actual production reconciliation has been reasonable and therefore minimizes these issues.

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13 SAMPLE PREPARATION, ANALYSES AND SECURITY

The following description of the sample method, analysis and security was summarized from the Technical Report prepared by IMC entitled “Mesquite Gold Project Imperial County, California, USA, Technical Report”, dated May 26, 2006.

SAMPLE SECURITY

The samples were collected, split, and placed in sealed bags at the drill site and transported to the Mesquite Mine exploration sample preparation facilities located in Yuma, Arizona, by company employees. The sample pulps were prepared in Yuma and were shipped to assay laboratories. Most of the samples were shipped to Gold Fields’ assay laboratory facilities in Lakewood, Colorado. Although the procedure used by Santa Fe or Newmont has not been formally documented, the only probable change to sampling protocol was that the Yuma office was closed during this time resulting in sample preparation work being done at the mine site.

DRILL SAMPLE PREPARATION AND ANALYSIS

Reverse circulation drill samples, core samples, and bulk samples (from the decline), were treated at the Gold Fields sample preparation facility in Yuma, Arizona. The previously prepared 40 lb bulk sample and the drill samples were crushed to -10 mesh and then split in a Jones splitter to approximately one pound. This sample was pulverized to -150 mesh and split into four pulps. One of these pulps was fire-assayed at Gold Fields’ laboratory in Lakewood, Colorado. Check assays were run on 20% of the samples by submitting a second pulp to either Skyline Laboratory or Barringer Laboratory. The check assays made on the duplicate pulps were noted to agree with the original assay with no bias and 95% correlation coefficient.  It is unknown if the aforementioned laboratories were certified.

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During sample preparation, periodic checks were made for coarse gold by running the reject material through a Denver gold saver and carrying out both visual and quantitative assessments of the results (Bechtel, 1984).

Due to the historic nature of the Mesquite assay data, the certification applicable to the Barringer and Skyline laboratories during the course of their work is not known.  Both were commercial laboratories that were heavily relied on by the mining industry during that time.  It is also reported that a significant number of the assays were done by the Gold Fields facility in Lakewood. Note that much of the Gold Fields laboratory analyses would have been in the areas of Big Chief that have been mostly mined out and would not be a major factor for future production.

QUALITY ASSURANCE/QUALITY CONTROL, CHECK SAMPLES, CHECK ASSAYS

According to Bechtel (1984), Gold Fields prepared all drill samples (both core and RC) and the bulk samples from the decline at its sample preparation laboratory in Yuma, Arizona. After the samples were fire assayed at the Gold Fields’ laboratory in Lakewood, Colorado, check assays were done on approximately 20% of the samples. A second duplicated pulp was assayed by either Barringer Laboratory or Skyline Laboratory.

Gold Fields’ comparison of 1,383 check assays with the corresponding original assays shows a good correlation of the two sets of data. The means were within approximately 5% and the correlation coefficient was 95%.

The QA/QC procedures by Santa Fe or Newmont have not been formally documented, but QA/QC, check samples, and check assays were done as evidenced by information in the hard copy files existing for each individual hole.  In addition, a program of soluble cyanide assaying was performed along with the fire assaying.

Figure 13-1 illustrates the sample preparation and assay procedure.  In Scott Wilson RPA’s opinion, the sample preparation, security, and analytical procedures were adequate for Mineral Resource estimation.

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QA/QC FOR DRILLING SAMPLES
Split
Log sample in the Lab.
Dry entire sample
Crush entire sample to >70% -2 mm.
ALS CHEMEX
CODE: PREP 31B
Blend, Split
Reject -2 mm.
1 @ 20 samples to check in another Lab.
1 Kg.
Pilverize, 85% passing 75 micron.
1 AT Fire Assay
1 @ 20 samples to check in another Lab.

Figure 13-1

New Gold Inc.

Mesquite Mine

Imperial County, California, U.S.A.

Assay Lab Sample Preparation and Assaying Procedure

February 2010 *Source: Independent Mining Consultants Inc., 2006.*

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14 DATA VERIFICATION

The following description of the data verification was summarized from the Technical Report prepared by IMC entitled “Mesquite Gold Project Imperial County, California, USA, Technical Report”, dated May 26, 2006.

BULK SAMPLES BY GOLD FIELDS

In 1982 and 1983, a decline and crosscuts were developed in the Big Chief deposit to provide material for a pilot heap leach and to obtain geologic information in the deposit.  A total of 2,390 ft of underground development was completed. Each blast round of approximately 40 tons was split into two portions, one for metallurgical testing and the other for assaying. A total of 58 rounds were bulk sampled. Table 14-1 shows a comparison of model blocks estimated from the decline samples with the same model blocks estimated using only the drill data.  It can be seen that the means of the two data sets compare very well at 0.052 oz/ton and 0.051 oz/ton, respectively. The low correlation coefficient, however, indicates that on a round-by-round basis there was considerable variability between the bulk and drill sample results.  The results of the study demonstrate that a mineral resource estimate should be reliable on a global basis, but less so on a smaller scale.

OTHER EARLY GOLD FIELDS DATA CHECKS

Bechtel (1984) reported that Gold Fields compared the results of RC and core drilling and concluded that there was no bias in either type of drilling. During the initial reserve estimation, Gold Fields also made a comparison of block estimates based on drill holes with block estimates based on four or more bulk samples within each block.  The mean grades of 50 blocks were within 2%. In addition, Gold Fields made a comparison of the grade estimates for 1,122 blocks based on 141 ft spaced drilling with grade estimates of the same blocks based on drill spacing averaging less than 100 ft. The difference in the means of the block estimates was less than 1%, although individual blocks did not compare well (Bechtel, 1984).  The results are summarized in Table 14-1.

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TABLE 14-1   COMPARISON OF BLOCK ESTIMATES FROM DECLINE VS. DRILL HOLES
New Gold Inc. – Mesquite Mine, U.S.A.

Item	Drill	Decline
Mean – oz/ton Au	0.052	0.051
Minimum Grade – oz/ton Au	0.010	0.010
Maximum Grade –oz/ton Au	0.099	0.175
Standard Deviation	0.018	0.034
Number of Blocks	50	50
Correlation Coefficient	12.70%	12.70%

IMC DATA COMPARISON AND COMMENTS

IMC (2006) did a comparison of the drilling data with the blasthole data by pairing drill hole composites with the closest blasthole within 10 ft. The summary statistics compared well, indicating good agreement between these two key data sets.

IMC (2006) believed that the sampling database at Mesquite was adequate to develop the resource model, mineral resource estimate, and ultimately, the mineral reserve estimate to the level of accuracy required for the feasibility study.

The MDA analysis presented in Table 11-1 indicates the possibility that the RC data are slightly high biased compared to core. IMC proposed that, if this was true, it had been accounted for in the resource modelling, mostly due to, in the opinion of IMC, fairly aggressive grade capping.  The comparison of blasthole data to RC data does not show this bias.

SCOTT WILSON RPA CHECKS

Original assay results from the individual drill programs are located in the hard copy files containing drill hole logs and assay sheets.  Scott Wilson RPA compared the assays from the original assay certificates with the entries in two diamond drill logs and found no errors.  In Scott Wilson RPA’s opinion the definitive check is the Mineral Reserve model vs. actual production discussed in Item 17, Mineral Resources and Mineral Reserves.

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15 ADJACENT PROPERTIES

Several properties have been mined within a mineralized belt running between the Chocolate Mountains to the north and the southern slopes of the Cargo Muchacho Mountains to the south.  The belt extends from the Mesquite Mine to about 20 miles to the southeast. Properties that have been mined include the Picacho Mine and the American Girl Mine.  The Imperial Project  is located about 10 miles to the southeast from the Mesquite Mine.

On a larger scale the mineralized belt is thought to continue south into northern Mexico. Newmont is a joint venture partner with Penoles on La Herradura Mine located 250 miles southeast of Mesquite in Northern Mexico.

Scott Wilson RPA has not verified the information presented here on the adjacent properties.  Information regarding mineralization at adjacent properties is not necessarily indicative of mineralization at Mesquite.

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16 MINERAL PROCESSING AND METALLURGICAL TESTING

METALLURGICAL TESTING

HISTORICAL RECOVERIES

Between October 1985 and May 2001, 154 million tons of ore containing 3,986,000 oz of gold were placed on the heap leach pads with an average grade of 0.0259 oz/ton Au. Leaching of the pads to recover residual gold continued until the end of 2007. By December 2007, a total of 3,051,100 oz of gold had been produced, having an overall recovery of 76.5%. A summary is provided in Table 16-1.

TABLE 16-1   HISTORICAL MESQUITE MINE PRODUCTION
New Gold Inc. – Mesquite Mine, U.S.A.

Year	Tons Mines	Au Grade (oz/ton)	Gold Mined (oz)	Gold Produced (oz)	Annual Au Recovery (%)	Cum. Au Recovery (%)
1985	329,800	0.055	18,110
1986	3,019,700	0.062	188,410	152,810	81	74
1987	3,908,200	0.052	202,700	179,660	89	81
1988	4,881,900	0.045	222,070	173,170	78	80
1989	7,670,300	0.032	246,220	199,690	81	80
1990	8,230,800	0.036	295,430	202,260	68	77
1991	7,924,100	0.030	240,880	201,730	84	78
1992	9,079,900	0.029	266,830	207,890	78	78
1993	9,749,900	0.030	289,260	205,910	71	77
1994	10,770,280	0.030	324,250	209,570	65	76
1995	13,766,790	0.022	306,480	193,360	63	74
1996	15,527,630	0.023	356,240	186,800	52	71
1997	16,463,000	0.016	271,530	227,940	84	73
1998	11,536,700	0.016	185,080	154,080	83	73
1999	14,087,100	0.017	234,040	164,570	70	73
2000	12,840,900	0.016	208,090	120,920	58	72
2001	4,225,500	0.031	130,620	92,630	71	72
2002				57,100		74
2003				48,796		75
2004				29,001		75
2005				21,776		76
2006				14,001		76
2007				7,392		76.5
TOTAL	154,012,500	0.026	3,986,240	3,051,056	76.5	76.5

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During the life of the mine, a number of predictions were made for ultimate gold recoveries of the different ore classifications, by WMMI; Kappes, Cassidy & Associates (KCA); and Newmont. A comparison of their predictions is shown below in Table 16-2.

The estimates were based on recovery projections for the five ore categories, which were developed from the analysis and interpretation of laboratory column tests, test heap results, and historical production data from discrete leach pad areas.

TABLE 16-2   COMPARISON OF MESQUITE ORE TYPE ULTIMATE GOLD RECOVERY ESTIMATES
New Gold Inc. – Mesquite Mine, U.S.A.

Ore Category	WMMI (1999) %	KCA (1999) %	Newmont (2004) %
Crushed oxide1	80.2	82.0	82.0
ROM high grade oxide2	80.0	79.0	79.0
ROM low grade oxide3	75.0	75.0	75.0
Crushed non-oxide1	29.0	30.0	30.0
ROM non-oxide	40.0	40.0	40.0
Overall Average	75.3	76.3	76.3

Notes:
1.	Crusher shut down in September 1996.
2.	Gold grade > 0.016 oz/ton.
3.	Gold grade < 0.016 oz/ton.
4.	ROM – run-of-mine

The total estimated weighted averages of KCA and Newmont are similar to the actual life-of-mine gold recovery of 76.5% shown in Table 16-1.

HISTORICAL TESTWORK

The following historical testwork was carried out:

1.	McClelland Laboratories Inc. (McClelland) Metallurgical Review (December 1995)

•	Results indicated that leaching performance of Mesquite oxide mineralization was independent of ore type and mining area.

•	McClelland concluded that crushed and run-of-mine (ROM) mineralization appeared to leach to comparable levels and with similar kinetics.

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•	McClelland recommended not to crush Mesquite oxide ore before placing it on the leach pad as crushing would likely not provide any economic benefit to the operation.

•	Observations included the following:
o	Tail grade decreased with decreasing head grade.
o	Tail grade and leach performance were relatively independent of ore type and mining area.
o	Tail grade increase recognized in 1994 was a result of increased tonnages of non-oxide ore being mined and placed on the heaps.

2.	McClelland Run-of-Mine Leach Tests (1997)

•	Results justified the run-of-mine decision.

•	Agglomeration would not be beneficial to the heap leaching process performance.

3.	Newmont Pilot Non-Oxide Heap Leach Test Review (December 1999)

•	A 25,000 ton sample pilot heap, grading 0.062 oz/ton, was operated for a total of 502 days.

•	Gold extraction 21% after the first 56 days, 40% after day 396 and 42% after day 505.

•	Low solution pH, probably due to oxidizing sulphides, resulted in low cyanide concentrations, which would have retarded the leaching performance during the test.

•	Total cyanide consumption was 2.4 lb/ton, but this would be significantly lower with improved pH control.

4.	Newmont Metallurgical Review of Vista and Rainbow Non-Oxide Mineralization (1999)

•	Bottle rolls and column tests were carried out on composite samples from the Vista and Rainbow pits.

•	Column test results (Table 16-3) indicated that increase of cyanide concentration did not improve recovery significantly.

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TABLE 16-3   COMPARISON OF NON-OXIDE VISTA AND RAINBOW 21-DAY COLUMN TESTS
New Gold Inc. – Mesquite Mine, U.S.A.

	Au Extraction (%)
Conditions	Rainbow	Vista
NaCN conc. - 150 ppm	19.0	30.4
NaCN conc. - 300 ppm	19.5	34.0
Pb nitrate addition – 20 ppm1	23.3	37.3
Pb nitrate addition – 40 ppm1	25.7	38.0

1 Leach NaCN concentration of 300 ppm.

5.	Non-Oxide Gravity Separation Tests on samples of Vista non-oxide mineralization (1990)

•	Gravity concentrate gold recoveries were consistently above 90% into less than 5% of the sample mass and concentration ratios were generally above 50.

•	Of the few concentrates assayed for sulphide sulphur, the average content was approximately 50%.

•	Number of the gravity concentrates had coarse gold (>1 mm).

•	Testwork suggested that flotation could be used for the recovery of gold associated with sulphide minerals.

•	Gravity separation appeared to be the most preferred option as it recovered both coarse free gold and gold associated with sulphide mineralization.

RECENT TESTWORK

Recent testwork included:
1.	Bulk Sample Leach Tests (2004)

•	Seven bulk samples were taken by Mesquite personnel to be used for a metallurgical testing program.

•	The average oxide sample column test gold extraction was 76%, which compares well with historical production data (discounting one bulk sample).

•	Gold extraction tended to increase with an increase in head grade.

•	No significant metallurgical performance trend was observed in terms of sample location within the orebody.

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2.	Review of Drill Hole Cyanide Assays (2006)

•	529 Southeast Rainbow samples (from 57 drill holes) and 343 Bayhorse samples (from 31 drill holes) were hot cyanide shake leached and assayed.

•	Purpose of this work was to compare the leaching performance of potential future ore by using a relatively quick and inexpensive test protocol.

•	Results suggested that the cyanide assay method would indicate relative gold solubility when applied to finely ground samples.

•	Procedure was proposed for exploration and production samples to determine potential recoveries from oxide/non-oxide transition zones within the orebodies.

RECOVERY PREDICTIONS

As part of the feasibility study, Micon reviewed the production and test data discussed in the previous subsections and suggested that the oxide mineralization heap leach performance was dependent on head grade but relatively independent of ore type and mining area. Micon’s estimates of ultimate gold recoveries for ROM oxide mineralization at various head grade intervals are shown in Table 16-4.

TABLE 16-4   MICON GOLD RECOVERY ESTIMATES BASED ON HEAD GRADE
New Gold Inc. – Mesquite Mine, U.S.A.

Head Grade Interval (oz./ton Au)	Estimated Oxide Recovery (%)
Less than 0.01	73
0.01 to 0.02	75
0.02 to 0.03	79
0.03 to 0.04	81
Greater than 0.04	82

As far as the non-oxide material was concerned, Micon’s comments in the feasibility report were:
The metallurgical test performance of mineralization categorized as non-oxide has been extremely variable. This is considered to be due to varying levels of oxidation of this material with transition or mixed (oxide plus non-oxide) being categorized with purely non-oxide mineralization. A program of cyanide leach assaying of exploration and production blast hole samples is being introduced at Mesquite which will assist in the leach gold recovery prediction of mixed ore classified as non-oxides.

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As well, Micon commented:

Due to the occurrence of coarse gold in the non-oxide mineralization, the ultimate gold recovery will depend on the length of time the material is under leach. Micon suggests that a conservative gold extraction estimate of 35% is reasonable for non-oxide material. However, cyanide assay data should be used to assess the leachability of mixed samples and additional recovery should be applied to non-oxides that exhibit low refractory characteristics.

PROCESS PLANT

SUMMARY

The processing facilities are designed to process 7,500 gpm of pregnant gold solution producing up to 140,000 oz of gold annually from a combination of 107 million tons of oxide ore grading 0.016 oz/ton and 25 million tons of non-oxide ore. The total life-of-mine tonnage will be approximately 132 million tons at an average grade of 0.017 oz/ton gold.

The processing facilities will include the following operations:
•	Heap leaching.
•	Carbon adsorption.
•	Desorption and gold recovery.
•	Reagents and utilities.
•	Water services.

ROM ore, with lime added for pH control, is trucked to the heap leach pad.  The ore is leached with a dilute cyanide solution which percolates through the pile. The gold bearing pregnant solution is collected in a series of flume boxes, with the option to send solution to ponds, the barren solution tank, or the pregnant solution tank.

From the pregnant solution tank, the gold bearing solution is pumped to the adsorption plant, comprising a new set of carbon columns (CIC), where the gold is removed from the solution using activated carbon. Solution that discharges from the last column overflows to the barren tank where liquid sodium cyanide, fresh water, liquid caustic and antiscalant are added, as necessary, to make up fresh leach solution, which is

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returned to the leach pad for additional leaching of the ore.  The flowsheet is shown in Figure 16-1.

Loaded carbon from the CIC circuit is transported to the desorption circuit located at the existing gold plant via trailer (Figure 16-2). There, it is washed with a dilute hydrochloric acid solution and stripped in a traditional pressure AARL strip circuit. Electrowinning cells are used to recover gold. The electrowinning sludge is mixed with fluxes and treated in an induction furnace to produce doré gold bars. The barren solution is returned for reuse on the heap leach pad.

Caustic soda, liquid sodium cyanide, antiscalant, hydrochloric acid, and lime are received in bulk quantities and stored as required. Appropriate storage and containment facilities are provided for all of the reagents and all acids are stored separately from all cyanide mixing and distribution areas.

The processing circuits are designed to contain the water associated with normal precipitation events. The storm water ponds are designed to contain the excess water from an extreme event, such as a 24-hour, 100-year storm.

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PAD 5
PAD 6
PAD 6 EXPANSION
CARBON TRANSPORT TRUCK
PREGNANT SOLUTION PUMPS (3) (EXISTING)
PREGNANT SOLUTION PUMPS (2)
PREGNANT SOLUTION PUMP BOX (EXISTING)
PREGNANT SOLUTION POND (EXISTING)
PREGNANT SOLUTION PUMP BOX
CARBON
1
2
3
4
5
CARBON COLUMNS
CARBON SAFETY SCREEN
CARBON BOX
BARREN SOLUTION
MAKE UP WATER
BARREN SOLUTION PUMPS (3)
BARREN SOLUTION PUMP BOX
LEGEND:
PRIMARY PROCESS FLOW
SECONDARY PROCESS FLOW
INTERMITTENT / BYPASS PROCESS FLOW

Figure 16-1

New Gold Inc.

Mesquite Mine

Imperial County, California, U.S.A.

Carbon Circuit Process Flowsheet

February 2010

Source: New Gold Inc., 2009.

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INDUCTION FURNACE
DORE BAR
SLAG
SLUDGE
COOLING WATER
TO DRAIN
DESORPTION VESSEL
DESORPTION VESSEL
HEAT EXCHANGER
HEAT EXCHANGER
ELECTROWINNING CELLS
CARBON REGENERATION KILN
CARBON HOPPER
ELECTROLYTE FEED TANK
DRAIN
STRIP SOLUTION TRANSFER SUMP
SUMP
FILTER PRESS FEED PUMP
FILTER PRESS
STRIP SOLUTION TANK
BARREN PUMP (EXISTING)
HEAT EXCHANGER
MAKE-UP WATER
CARBON FINES STORAGE
TO NEW CARBON ADSORPTION PLANT
BARREN SOLUTION PUMP (EXISTING)
BOILER

LEGEND:

- PRIMARY PROCESS FLOW
- SECONDARY PROCESS FLOW
- INTERMITTENT / BYPASS PROCESS FLOW

Figure 16-2

New Gold Inc.

Mesquite Mine

Imperial County, California, U.S.A.

Adsorption Plant Process Flowsheet

February 2010

Source: New Gold Inc., 2009.

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MODIFICATIONS TO OLDER PROCESS FACILITIES

The following modifications were made to upgrade the process facilities as required:
•	New adsorption area in the southwest corner of Pad #5.
•	New CIC circuit rated for 7,500 gpm.
•	One new stripping vessel with heat exchangers.
•	One new pregnant solution tank.
•	One new barren solution tank.
•	Two new electrowinning cells.
•	New complete system for liquid sodium cyanide.

The future work planned for the leaching and reagents area includes the following:
•	Expansion of Leach Pad #6 in 2 phases; including liners, distribution and collection piping and launders.
•	Modification to solution distribution system to deliver barren solution to heaps.
•	New reagent handling systems at the adsorption area.

WATER SERVICES

From the water wells, fresh water will be pumped to the raw water tank, the barren solution tank or the barren solution pond. From the raw water tank, it will be distributed to the potable water system, the gland water tank, and the process water tank. Process water will be used for dust suppression, for make-up water in the heap leaching circuit, as wash water for the carbon screens, to mix strip solution and acid wash solution, and for carbon attrition.

PROCESS ORGANIZATION

Figure 16-3 outlines the process plant organization, which consists of operating, maintenance and support personnel.

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Process Manager
Metallurgist
Process Maintenance Foreman
Process General Foreman
Lab Supervisor
Mechanics
Electricians
Lead Operator
Refiner/ Lead Operator
Gold Plant Operators
Leach Plant Operators
Heap Leach Operators
Metallurgical Technician
Assayers
Sample Preparation

Figure 16-3

New Gold Inc.

Mesquite Mine

Imperial County, California, U.S.A.

Process Plant Organization

February 2010

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17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

MINERAL RESOURCE ESTIMATE

IMC estimated the mineral resources at the Mesquite Mine in 2006 using proprietary mining software.  In 2008, WGI staff, using Vulcan mining software, reviewed the IMC estimate by creating a resource block model using identical IMC coordinate limits, input parameters and methodology, including:  variography ranges and search directions/ distances, assay-compositing thicknesses, grade capping, mineralization domains, indicator and ordinary kriging parameters, and maximum/minimum number of samples to define the blocks, among other criteria.  The resultant Vulcan model compared very closely to the IMC model; in terms of replicating an interpolated grade model for auditing purposes, IMC stated that the WGI model compared quite closely.  Consequently, the IMC model was validated by WGI and remains the effective model currently in use.  Because of differences in algorithms between the IMC and Vulcan software packages, however, replicating the material-type proportions within the WGI resource model of measured, indicated, and inferred classification was not possible, even though the identical input parameters were utilized in Vulcan as those used by IMC.  This situation is not uncommon, as attested to by IMC.  As a result, to keep IMC’s overall material classification scheme intact, WGI assigned, on a block-by-block basis, the identical classification designation in its resource model as that used by IMC.

IMC validated the year-end WGI 2008 Mineral Resources in March 2009 by creating a floating cone shell using $650/oz Au as per the original estimate.  IMC also ran a floating cone at $850/oz Au using operating costs from the 2009 budget and stated that the WGI resource estimate was reasonable, though slightly conservative.

The mineral resources, inclusive of mineral reserves, effective December 31, 2009, are summarized in Table 17-1 and were derived by comparing the end of December 2009 surface.

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TABLE 17-1 MINERAL RESOURCES INCLUSIVE OF MINERAL RESERVES – DECEMBER 31, 2009
New Gold Inc. - Mesquite Mine, U.S.A.

Class	Classification	Tons	Grade	Contained Au
		(000s)	(oz/ton Au)	(ozs)
Measured	Oxide	86,772	0.014	1,189,000
	Non oxide	34,017	0.019	660,000
	Subtotal	120,788	0.015	1,849,000

Indicated	Oxide	122,265	0.014	1,663,000
	Non oxide	76,790	0.017	1,321,000
	Subtotal	199,055	0.015	2984,000

Measured &	Total	319,844	0.015	4,833,000
Indicated

Inferred	Oxide	10,563	0.011	119,000
	Non oxide	13,579	0.017	234,000
	Total	24,142	0.015	353,000

Notes:
1.	Mineral resources are inclusive of mineral reserves.
2.	CIM definitions were used for mineral resource estimation.
3.	A gold price of US$900/oz was used.
4.	Mineral resources were estimated using cut-off grades of 0.003 oz/ton Au and 0.006 oz/ton Au in the oxide and non-oxide, respectively.
5.	Columns may not add exactly due to rounding.

The following description of the mineral resource estimation procedures is summarized from the Technical Report prepared by IMC entitled “Mesquite Gold Project Imperial County, California, USA, Technical Report”, dated May 26, 2006.  The same estimation procedures were followed by WGI in the development of their resource model. A summary of the results is presented herein.

DATABASE

The mineral resource estimates noted in Table 17-1, above, are based on approximately 2.8 million ft of drilling in 6,393 drill holes.  The hole spacing ranged from 70 ft by 140 to 140 ft by 140 ft.  Drill holes were sampled on five-foot intervals.  Vertical cross sections were created including drill hole traces with Au grades and lithology.  A total of 435,566 assay intervals were used for the 2006 IMC Mineral Resource estimate, excluding approximately 35,000 intervals in overburden and/or

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outside the model limits.  The univariate statistics of the Au grades in the database are summarized in Table 17-2.

TABLE 17-2   STATISTICS OF BEDROCK AU ASSAYS IN MINERAL RESOURCE MODEL DEVELOPED BY IMC IN 2006
New Gold Inc. – Mesquite Mine, U.S.A.

Deposit	No. of Assays	Mean (oz/ton)	Std. Dev. (oz/ton)	Coeff. of Variation	Maximum (oz/ton)
Cholla	151,280	0.0082	0.0445	5.43	4.78
Big Chief	105,841	0.0155	0.0910	5.87	7.50
Rainbow	66,369	0.0075	0.0151	2.01	0.73
Vista	93,564	0.0128	0.1010	7.89	15.30
North Big Chief	18.512	0.0036	0.0195	5.42	0.92
Total	435,566	0.0107	0.0705	6.59	15.30

Generally, the Mesquite deposit is well drilled. Based on review of cross sections, there are very few areas where mineralization is extrapolated long distances into unsampled ground. The mineralized zones developed by the indicator kriging are almost always cut off due to drilling in waste.

CORRELATION OF MINERALIZED ZONES

IMC accepted the gravel/hard rock geologic contact as represented in the block model. The interpretation incorporated into the block model was developed by Newmont personnel. Visually, based on cross sections, the gravel/hard rock contact in the model compares well with the contacts in the drilling data.  IMC also accepted the oxide/non-oxide contact as represented in the block model. IMC did not have sufficient data to review that contact and the current model interpretation has considerably more non-oxide material than is indicated by the drilling data. It is reported that Newmont personnel re-interpreted the non-oxide material to correspond with the first occurrence of pyrite, a more conservative assumption than was coded into the original assay database.

There was considerable backfilling of the Big Chief/Cholla area pits and also some backfilling of the Vista and Rainbow pits. With the interruption of the open pit operation, there is some uncertainty of the limits of mining activity before the backfilling began.

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IMC examined: 1) actual 1996 mining topography available due to previous IMC work on the project; 2) 1996 final pit mine designs; and 3) the available blasthole data, to establish the limits of mining activity before backfilling.  IMC is confident in the limits of mining at Big Chief, Vista, and Rainbow.  Cholla mining limits are less certain and, therefore, IMC used a conservative assumption with respect to the interpreted end of Cholla mining.  Model blocks interpreted as fill were not assigned gold grades.

COMPOSITING

Block grade estimations were based on 15 ft regular bench composites, even though the block height was 30 ft. Assays were length weighted for each composite. Lithology was assigned based on the majority rock type in each composite.  Initially, IMC did block grade estimations based on 30 ft bench composites, but the resultant block grade distribution appeared too smooth, as compared to estimates of the actual mining distribution based on the blasthole data. Block grade estimates based on the 15 ft composites were done to better match the apparent mining distribution.

GRADE CAPPING

For the Big Chief/Cholla area, assays were capped at 0.6 oz/ton prior to compositing. This amounted to 274 assays in the Big Chief/Cholla model area. For North Big Chief, assays were capped at 0.375 oz/ton, amounting to nine assays in the area. Vista area assays were capped at 0.25 oz/ton amounting to 360 assays. There were no assays capped in the Rainbow area. The cap grades were selected to get a reasonable match of the block grade estimates with blasthole model results in the mined areas.

TONNAGE FACTORS

Block tonnage factors of 13.58 ft3/ton and 15.94 ft3/ton were assigned for hard rock and gravel, respectively, based on historical data. These correspond to specific gravities of 2.36 and 2.01, respectively. These also correspond to 1,381 tons and 1,176 tons per block for rock and gravel, respectively.

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VARIOGRAPHY

The Big Chief, Cholla, North Big Chief, and Vista areas tend to show fairly reasonable continuity of mineralization in the primary direction (N45°W) but are quite erratic in the secondary (N45°E) direction. In some areas there appears to be a slight 15°SW dip to the mineralization, while in others it is essentially flat.  It seems likely that there are significant structures parallel to the major direction cutting the mineralization. The apparent slight dip may actually be en-echelon faulting. IMC used maximum search radii of 250 ft in the primary direction, 125 ft to 175 ft in the secondary direction, and 45 ft to 60 ft in the tertiary, near vertical direction. These search radii are quite short compared to the variogram ranges, but, due to a large amount of drilling data, longer search radii are not necessary.

Rainbow mineralization appears significantly more continuous, especially in the secondary direction, than the other areas. The southeast end of Rainbow, where new mining will occur, appears somewhat tabular. Due to wider drill spacing in southeast Rainbow, maximum search radii of 450 ft in the primary direction, 300 ft in the secondary direction, and 45 ft in the tertiary direction were used. These distances are well supported by the variogram ranges. Note that IMC also assumed a slight rotation in the primary direction (N67.5°W) compared to the other areas.

METHODOLOGY

The model is based on regular blocks of size 25 ft by 25 ft by 30 ft high. All of the deposit areas are in one computer model. The model is not rotated.

An additional ore/waste zone was established in the model by indicator kriging. A discriminator of 0.003 oz/ton was used for this kriging. Composites greater than 0.003 oz/ton were assigned a value of one and composites less than 0.003 oz/t were assigned a value of zero. The ones and zeros were ordinary kriged to obtain a value between zero and one for each block that may be interpreted as the probability the block is above 0.003 oz/ton gold. Blocks with a probability over 0.5 were assigned to the ore population and blocks below 0.5 to the waste population. Composites were then assigned the ore/waste code based on the code of the block in which they were located.

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Block gold grades were estimated by ordinary kriging. The ore/waste boundaries discussed above were the primary control for grade kriging. Only the blocks in the mineralized zone (as defined by the indicator kriging) were estimated and only composites in the mineralized zone blocks were used for the kriging. The gravel/hard rock and oxide/non-oxide contacts were not considered boundaries for kriging. Visual inspection did not indicate significant changes in the gold mineralization at these contacts. The exception is that, in Rainbow, there was no evidence of mineralization in the gravel, so it was not estimated. The gravels were estimated for the remaining areas as there were occasional mineralized drill hole intercepts in them. Only a small amount of resource is in the gravels.

Table 17-3 summarizes the various estimation parameters used in the block model. A relatively small number of composites, i.e., ten 15 ft composites, were used to estimate grades. This was to avoid oversmoothing the grade distribution compared to the blastholes as described previously. A minimum of two composites were used for the indicator kriging to establish the mineralized zone. Once established, a minimum of one composite was used to estimate grade.

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Area	Description	Theta (deg)	Phi (deg)	Psi (deg)	R1 (ft)	R2 (ft)	R3 (ft)	Spherical Variogram Parameters Nugget	C	Sill	S1 (ft)	S2 (ft)	S3 (ft)	Min Comps	Max Comps	Max per Comps
BC/Cholla	Big Chief/NW Cholla 0.003 oz/ton Indicator Kriging	-45	0	0	250	125	60	0.1056	0.06448		366	183	88	2	10	4
									0.06793	0.238	910	455	218			
BC/Cholla	Big Chief/NW Cholla Gold Grade Kriging	-45	0	0	250	125	60	0.000475	0.000855		252	128	61	1	10	4
									0.000430	0.00176	728	364	175			
BC/Cholla	SE Cholla 0.003 oz/ton Indicator Kriging	-45	0	-15	250	150	45	0.1056	0.06448		366	220	66	2	10	4
									0.06793	0.238	910	546	164			
BC/Cholla	SE Cholla Gold Grade Kriging	-45	0	-15	250	150	45	0.000475	0.000855		252	150	46	1	10	4
									0.000430	0.00176	728	437	131			
North BC	North Big Chief 0.003 oz/ton Indicator Kriging (Note: same parameters and BC/Cholla)	-45	0	0	250	125	60	0.1056	0.06448		366	183	88	2	10	4
									0.06793	0.238	910	455	218			
North BC	North Big Chief Gold Grade Kriging	-45	0	0	250	125	60	0.000475	0.000855		252	128	61	1	10	4
	(Note: same parameters and BC/Cholla)								0.000430	0.00176	728	364	175			
Rainbow	Rainbow 0.003 oz/ton Indicator Kriging	-67.5	0	-15	450	300	45	0.05	0.131	0.181	600	400	200	2	10	2
Rainbow	Rainbow Gold Grade Kriging	-67.5	0	-15	450	300	45	0.00003	0.00014	0.00017	1,000	800	200	1	10	2
Vista	Vista 0.003 oz/ton Indicator Kriging	-45	0	-15	250	175	60	0.08167	0.08194		159	80	38	2	10	4
									0.08140	0.245	565	282	135			
Vista	Vista Gold Grade Kriging	-45	0	-15	250	175	60	0.00053	0.001248		161	80	38	1	10	4
									0.000272	0.00205	426	213	102			

Description of Parameters:

theta	Rotation of Y (north) axis clockwise to principal direction in horizontal plane.
phi	Dip of principal axis, negative is down.
psi	Rotation around principal axis, clockwise is negative (from perspective of looking down axis back toward origin).
R1,R2,R3	Variogram ranges in primary, secondary, and tertiary directions, respectively. Additional lines are for nested variogram models.
S1,S2,S3	Search radii in primary, secondary, and tertiaty direction, respectively.
Sperical Variogram	Parameter units are assay units squared, i.e. (oz/ton)^2, discriminators for indicator kriging are dimensionless.

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MINERAL RESOURCE CLASSIFICATION

The resource classification for the Mesquite deposits was based on a special gold grade kriging performed by IMC when their original 2006 model was generated.  Material classifications for each model block of the IMC model were transferred identically into the WGI model generated in Vulcan.  The gold grade from this kriging was not used, but the number of samples and kriging standard deviation were used for the resource classification. The following discussion is specific to Rainbow, but the other areas were done similarly.

The maximum search radii for the kriging was set to 300 ft in the primary, 200 ft in the secondary, and 45 ft in the tertiary direction. These radii represent two-thirds of the maximum search radii used for grade kriging in the primary and secondary directions. The variogram was also normalized to a sill of one and a nugget of 10% of the sill.  A maximum of one composite per drill hole was allowed in the kriging and the ore/waste boundaries were ignored.  This procedure counts the number of holes within two-thirds of the maximum search radius and calculates a kriging standard deviation with this data. The number of holes and kriging standard deviation were stored in the model.

Probability plots of block kriging standard deviations by the number of holes were plotted.

All blocks with a kriged gold grade were set to a default of inferred resource. Blocks with the closest composite more than the 300 ft by 200 ft search were not examined in the special kriging.

The plots of kriging standard deviations indicate that blocks estimated with four or more holes generally have a standard deviation less than 0.6. These were classified as indicated resource.

Blocks kriged with three holes and with a kriging standard deviation less than 0.6 were classified as indicated resources. This is about 96% of the blocks kriged with three holes. Blocks kriged with two holes and with a kriging standard deviation less than 0.5

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were also classified as indicated resources. This represents approximately 16% of those blocks. Blocks kriged with one hole and a kriging standard deviation less than 0.4 (1% of these blocks) were also classified as indicated resources.

All blocks with a kriging standard deviation less than 0.35 were then reclassified as measured resources. This accounts for approximately 10% of all blocks for Rainbow.

Visually, the described method appears to give good results. Indicated resources are not extrapolated far outside of the drilling data and measured resources are developed only in well-drilled areas. Blocks kriged with one or two holes can generate indicated resources only very close to the holes.

A similar method was used for the other deposit areas. Due to the shorter search radii used for those areas, the special kriging utilized the full search radius, instead of two-thirds of it as in Rainbow. Also, due to the nested character of the variograms used for the other areas, the numeric values used for resource classes for the different number of holes was different.

MINERAL RESERVE ESTIMATE

The mineral reserve estimate for the Mesquite Mine, effective December 31, 2009, is summarized in Table 17-4.

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TABLE 17-4 MINERAL RESERVES – DECEMBER 31, 2009
New Gold Inc. - Mesquite Mine, U.S.A.

Class	Classification	Tons	Grade	Contained Au
		(000s)	(oz/ton Au)	(ozs)
Proven	Oxide	63,768	0.015	982,000
	Non oxide	17,722	0.024	433,000
Proven	Subtotal	81,490	0.017	1,415,000

Probable	Oxide	75,355	0.015	1,137,000
	Non oxide	27,988	0.021	592,000
Probable	Subtotal	103,343	0.017	1,729,000

Proven &	Oxide	139,123	0.015	2,119,000
Probable	Non oxide	45,710	0.022	1,025,000
	Total	184,833	0.017	3,144,000

Notes:
1.	CIM definitions were used for mineral reserve estimation.
2.	Mineral reserve estimation parameters are summarized in Table 17-5.
3.	Rows and columns may not add exactly due to rounding.

PIT OPTIMIZATION PARAMETERS

The mineral resource model was imported into Whittle and reblocked into 100 ft by 100 ft by 30 ft blocks.  Pit shells were optimized based on the parameters summarized in Table 17-5.

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TABLE 17-5 OPEN PIT OPTIMIZATION PARAMETERS
New Gold Inc. - Mesquite Mine, U.S.A.

Pit Slopes 1	Above Water Table
	North	40°, 38° in gravels
	East	46°, 43° in Rainbow
	South	46°
	West	46°

Below Water Table
	North	37°
	East	43°, 40° in Rainbow
	South	43°
	West	43°

Operating Cost	Mining	$0.93/ton mined
	Process + General & Administration	$1.33/ton processed

Dilution		5%
Mining Recovery		95%
Process Recovery - Oxides		75%
Process Recovery - Non Oxides		35%
Gold Price		$800/oz
Gold Selling Price		$12.00
Cut-off Grade - Oxides		0.006 oz/ton Au
Cut-off Grade - Non Oxides		0.012 oz/ton Au

Notes:  Pit slopes may vary slightly for individual pits.

MINE DESIGN

In December 2009, the current topography and fill material proportion were coded into the model.  This was done through the use of site survey data, historical survey data from Santa Fe Pacific and Newmont, and a recent I-Site survey.  Material tonnage factors were coded into the model based on material types.  The tonnage factors used are as shown in Table 17-6.

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TABLE 17-6 MATERIAL TONNAGE FACTORS
New Gold Inc. – Mesquite Mine, U.S.A.

Material Type	Tonnage factor ft³/t
Gravel	15.94
Oxide	13.58
Non-Oxide	13.58
Fill	17.64
Leach pad	17.64

The Vulcan resource model was then converted into Medsystem Minesight format, the software package that was used for the pit optimization and designs.  The 2009 year-end survey data was used to update the topography in the active mining areas. No changes were made to the geology, material classification, or interpolated grades.

The Lerchs-Grossmann algorithm was used in Minesight to produce an ultimate pit shell.  The Floating Cone algorithm at a series of gold prices was used within the ultimate pit shell to define the mining phases. These shells were constrained within the current permitted area.

After the pits were designed, the resultant pit shell was used to extract the measured and indicated mineral resources within the design.  These are reported in Table 17-4 as proven and probable mineral reserves.

RECONCILIATION

WGI acquired the Mesquite Mine in 2003 and restarted the operation in 2007.  From January 2008 to January 2010, the operation has produced 5% more tons at the modelled grade for 5% more contained ounces Au than defined by the mineral reserve model for the same volume of mineralization mined.

The actual tonnage mined was determined by surveyed volumes and a tonnage factor of 13.58 ft3/ton.  The production grade was estimated based on the blasthole sample grades.

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In Scott Wilson RPA’s opinion, this is a reasonable reconciliation and supports the accuracy of the mineral reserve model.

Scott Wilson RPA is unaware of any non-technical issues, e.g., social, political, legal, environmental, that would affect the Mineral Resource and Mineral Reserve estimates.

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18 OTHER RELEVANT DATA AND INFORMATION

Scott Wilson RPA is not aware of any other relevant data or information that should be included in this Technical Report.

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19 ADDITIONAL REQUIREMENTS

MINING OPERATIONS

The Mesquite Mine is an operating open pit mine with ore processing by heap leaching in a carbon-in-column circuit that recovers gold.  Current mine production is a nominal 165,000 tons per day of total material, including a nominal 30,000 to 40,000 tons per day of ore that is hauled to the leach pad.  For 2009, gold production was 150,000 ounces.

The mine operations started in late 2007 with commercial production in January 2008.  There are two years of operating data which were combined with the life-of-mine plan to develop an economic model and life-of-mine cash flow.

MINE DESIGN

Mining is performed through a conventional truck/shovel open-pit mining method.  Operations include drilling, blasting, loading and hauling.  ROM ore is hauled directly to the leach pad to the south for processing.  Waste mining utilizes the same equipment fleet used to produce ore.  The primary waste disposal facilities are to the south and north of the active mining pits with a potential opportunity for backfilling some of the mining areas as they are completed.  The mine general layout is shown in Figure 19-1.

The Lerchs-Grossmann algorithm was used in Minesight to produce an ultimate pit shell.  The Floating Cone algorithm at a series of gold prices was used within the ultimate pit shell to define separate mining phases. Shells were constrained within the current permitted area. Mineral reserves were generated from the pit designs produced around these shells.

The optimization utilized prior metallurgical results, third-party pit stability analysis, historic and current in-house operating cost estimates, and current refining prices.  Mineral reserves and pit design parameters are summarized in Tables 17-4 and 17-5 in Section 17.

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32
33
34
N
6
5
4
3
BIG CHIEF
RAINBOW
VISTA
7
8
9
10
Highway 78
LEACH PAD
18
17
16
15
0
1000
2000
3000
4000
Feet

Figure 19-1

New Gold Inc.

Mesquite Mine

Imperial County, California, U.S.A.

General Mine Layout

February 2010

***Source:* New Gold Inc., 2009.**

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Given the results of the Whittle pit optimization, a final mineable pit was developed by WMMI.  Slope angles used for design held to criteria established by Engineering Analytics, Inc. of Fort Collin, CO.  Numerous pit slope stability analyses have been conducted over the years with work from Call & Nicholas (1986), Shepard Miller (1999),  C.O. Brawner (1999, 2000), Agra Earth & Environmental (2000), and Engineering Analytics (2008, 2009).

Final highwall slope angle criteria are based on a water table at 580 ft elevation and vary by area with the steepest walls on the southwest and shallowest on the north.  Pit design not only considered the purely operational concerns such as highwall slopes, ramp placement and phase pit geometry, but also encompassed protection of a barrier around State Highway 78.  Road geometry considered adequacy for the 205-ton haulage fleet to be used for width and performance characteristics up to the maximum gradeabilty.  Maintaining haulage ramps to a maximum of 10% has been proven to maintain fleet performance and equipment longevity.  Minimum pushback widths accounted for fleet access, shovel turn radius, and mobility within the active mining areas. The key design parameters are shown in Table 19-1.

TABLE 19-1 MINE DESIGN PARAMETERS
New Gold Inc. – Mesquite Mine, U.S.A.

Haul Road Width	100 ft
Haul Road Grade	10%
Interramp Slope Angles:	Above 580 ft	Below 580 ft
- North walls	38°in gravel 40° all others	37°
- East walls	43° in Rainbow 46° all others	40° in Rainbow 43° all others
- South walls	46°	43°
- West walls	46°	43°
Mining Bench Height	30 ft
Vertical Interval between Catch benches	60 ft
Minimum Operating Width	100 ft
Minimum Design Pushback Width	150 ft

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The ultimate pit designs for Rainbow, Vista, and Big Chief are shown in Figure 19-2, with the State Highway 78 barrier adjacent to the Rainbow pit.

MINE PLANNING

The Mesquite open pit designs were developed based on an $800 per ounce gold price.  The low-grade nature of the deposit dictated the use of large-scale open pit mining equipment for efficient and cost-effective mine development. The pits were divided into multiple phases to meet the ore production rate and maintain a nominal 2.8:1 (W:O) stripping ratio through the mine life. There are four phases for the Rainbow area, four phases for the Big Chief area, and two phases for the Vista area.

Haulage profiles were determined for each bench from each phase to the leach pad or waste dump location for each production year. The mining schedule is based on a nominal annual ore production rate of 13.5 million tons of ROM ore per annum. The life of the mine spans 14 years from 2010 to 2023. Average mining cost per tonne of material over the life of mine is expected to be $0.99 for ore and waste.  Backfilling of prior mined pits is used wherever possible to reduce haulage costs.

Scott Wilson RPA recommends prioritizing the phase development based on profitability of the individual phases.  This could provide a better cash flow for the life-of-mine plan.

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6
5
4
3
BC-B
BIG
CHIEF
BC-A2
BC-C
BC-A1
RAINBOW
RB4
VISTA-A
VISTA
VISTA-B
7
8
9
10
16
15
N
0
1000
2000
3000
4000
Feet
February 2010
Source: New Gold Inc., 2009.

Figure 19-2

New Gold Inc.

Mesquite Mine
Imperial County, California, U.S.A.
Ultimate Pit Design

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MINE PRODUCTION SCHEDULE

The mine production schedule was generated based on reserves within the designed pit phases using the following parameters and guidelines:

•	Target of a nominal 13.5 million tons of ore per annum, or 38,500 tons per day.
•	Target high grade and low stripping in the earlier pit phases.

The schedule includes 184.8 million tons of proven and probable mineral reserves.   The historic production figures are shown in Table 19-2 and life-of-mine production, in Table 19-3.

TABLE 19-2 HISTORIC PRODUCTION
New Gold Inc. – Mesquite Mine, U.S.A.

	Ore		Waste	Total	Strip
Year	kTons	Au (oz/t)	kTons	kTons	Ratio
2007	979	0.020	18,934	19,913	19.34
2008	8,944	0.022	45,606	54,550	5.10
2009	13,971	0.015	45,036	59,459	3.22

TABLE 19-3 LIFE-OF-MINE PRODUCTION
New Gold Inc. – Mesquite Mine, U.S.A.

	Ore		Waste	Total	Strip
Year	kTons	Au (oz/t)	kTons	kTons	Ratio
2010	13,630	0.016	46,254	59,884	3.4
2011	14,866	0.017	44,999	59,866	3.0
2012	11,875	0.018	42,150	54,024	3.5
2013	12,898	0.016	42,093	54,991	3.3
2014	13,018	0.015	35,654	48,671	2.7
2015	10,962	0.017	48,932	59,895	4.5
2016	13,995	0.015	45,940	59,935	3.3
2017	14,668	0.015	40,756	55,424	2.8
2018	14,933	0.015	34,293	49,226	2.3
2019	15,486	0.017	35,102	50,588	2.3
2020	14,127	0.017	38,218	52,346	2.7
2021	12,318	0.017	41,271	53,589	3.4
2022	15,000	0.023	16,820	31,820	1.1
2023	7,056	0.023	6,693	13,750	0.9
TOTAL	184,833	0.017	519,176	704,009	2.8

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MINE EQUIPMENT

Hydraulic shovels (44 yd3) are used as the primary loading units.  The hydraulic shovels are supported by a front-end-loader (28 yd3) which provides additional loading capacity as well as clean-up support.  Off-highway 205-ton haul trucks are used as the primary haulage unit. Mine mobile equipment fleet requirements are based on the annual mine production schedule for ore and waste, mine shift schedules, and equipment productivity estimates. Table 19-4 lists the current major mine equipment fleet. The mine work schedule is two 12-hour shifts per day, 7 days per week.

Drilling is performed with a fleet of rotary down-the-hole hammer drills (6¾ in. diameter) on a nominal 20 ft x 20 ft pattern, with a 16 ft x 20 ft pattern on the pit perimeter (trim) and 9 ft centres along the toes for pre-splitting.  Blasting is controlled to minimize backbreak.  The overall powder factor is 0.21 lb/ton.  Holes are drilled to a 30 ft bench height with 3 ft of subdrilling for a total depth of 33 ft.

TABLE 19-4 MINE EQUIPMENT FLEET
New Gold Inc. – Mesquite Mine, U.S.A.

Equipment	Manufacturer	Quantity
Truck - MT3700AC	Terex	14
Wheel Loader - L1350	LeTourneau	1
Wheel Loader - WA1200	Komatsu	1
Hydraulic Shovel - RH340	Terex	2
Motor Grader - 16M	Caterpillar	2
Track Dozer - D10T	Caterpillar	2
Wheel Dozer - 834H	Caterpillar	2
Drill - D45KS	Sandvik	3
Water Truck - 777F	Caterpillar	2

MINERAL PROCESSING

Mineral processing uses a heap leaching technique.  At the leach pad, a weak cyanide solution (0.4 lb/ton) is applied to dissolve the gold and take it into solution.  The solution is collected in the carbon-in-column plant where the gold is collected on the carbon.  The gold is stripped from the carbon using a strong cyanide solution.  The gold in solution is

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electrowon onto steel wool.  The steel wool is sent to a furnace where the gold is separated from the impurities and the molten metal poured out to create gold doré bars assaying approximately 60% gold and 35% silver.

RECOVERABILITY

Process recoveries are determined by oxidation.  Inception-to-date recoveries are slightly higher than predicted at 76.5% (see Table 16-1).  The process recoveries for the mine reserves and life-of-mine production plan are based on 75% recovery of the oxide ores and gravels and 35% recovery of the non-oxide ores.

MARKETS

The gold markets are mature global markets with reputable smelters and refiners located throughout the world.

Gold is a principal metal traded at spot prices for immediate delivery.  The market for gold trading typically spans 24 hours a day within multiple locations around the world (such as New York, London, Zurich, Sydney, Tokyo, Hong Kong, and Dubai).  Daily prices are quoted on the New York spot market and can be found on www.kitco.com. The average New York spot gold price for 2009 was $972 per troy ounce.  The New York price, as of December 31, 2009, was $1,135 per troy ounce.  The three-year and five-year rolling average prices through the end of December 2009 are $847 and $718 per troy ounce, respectively.  This Technical Report uses the long-term price forecasts from the major banks with a long-term average price for gold of $800 per troy ounce for the economic analysis.

Operations at Mesquite are expected to produce a nominal 10,000 ounces of gold, annually, over an estimated remaining mine life of fourteen years.

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CONTRACTS

Doré is shipped from site to a major refiner.  Contracts are in place for refining with charges of $0.60 per ounce (silver plus gold) with payment of 99.9% of the gold and 97.0% of the silver.

ENVIRONMENTAL CONSIDERATIONS

The Mesquite Mine received regulatory approval to begin mining operations on July 2, 2007, after the issuance of the Air Quality permit from the Imperial County Air Pollution Control District.  WMMI is in compliance with all permits.

The closure and reclamation plan for the Mesquite Mine has been developed by WMMI with the assistance of independent consultants with the specific objective of leaving the land in a useful, safe, and stable configuration capable of supporting native plant life, providing wildlife habitat, maintaining watershed functions, and supporting limited livestock grazing. Total closure costs are estimated to be $4.6 million prior to taking the salvage value of the assets into account.

TAXES

Scott Wilson RPA has relied on WMMI for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from Mesquite.  U.S. Federal income taxes are 35% and California State income taxes are 8.8% for a combined income tax of 40.7%.  The only outstanding royalty is a 2.0% net smelter royalty to Franco-Nevada Corporation.

CAPITAL AND OPERATING COST ESTIMATES

OPERATING COSTS

Mesquite has developed a life-of-mine production plan (Table 19-3).  Scott Wilson RPA used the production and operating costs based on this life-of-mine plan.  Average mining cost per ton over the life of mine is expected to be $0.99 for ore and waste.

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These mining costs were used in conjunction with processing and general and administrative costs the life-of-mine plan.  Process operating costs are expected to average $1.47 per ore ton over the mine life, and general and administrative costs are expected to average $0.48 per ore ton.

CAPITAL COSTS

Mesquite has developed a capital cost estimate for the life of mine.  Capital over the remaining fourteen years is $45.3 million.

Future exploration drilling is excluded from the capital costs as the drilling should help find additional resources.

ECONOMIC ANALYSIS

The economic project evaluation is based on actual operating costs supplied to Scott Wilson RPA.  This project evaluation work includes an economic summary, discounted cash flow analysis as well as capital, and operating cost estimates.  The mine plan for this analysis is based on WMMI’s mine planning work and is based exclusively on proven and probable mineral reserves.

Based on the actual costs for 2008 and 2009, Scott Wilson RPA created an economic analysis.  The economic analysis shows that, at a long-term gold price of $800 per troy ounce and a silver price of $12 per troy ounce, the project has a net present value (NPV) at a 5% discount rate of $250 million.  After-tax cash flow is $231 million plus $120 million in sunk capital for a total after-tax cash flow of $351 million.

A preliminary income statement and cash flow are presented as Tables 19-5 and 19-6.

The total life-of-mine capital is approximately $45 million in addition to the $120 million of sunk capital since start-up in late 2007.  The cash operating cost per ounce of gold produced is $546 after by-product silver credits.  When future and sunk capital costs are added, total cash and non-cash costs (fully loaded) are $628 per ounce of gold.

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ECONOMIC CRITERIA

REVENUE

•	Nominal 13 million tons per year.
•	Gold and silver at refinery 99.9% and 97.0% payable, respectively.
•	Metal price: US$800 per ounce gold and US$12.00 per ounce silver.
•	Net Smelter Return includes doré refining, transport, and insurance costs.
•	Silver revenue based on average silver:gold assay value.
•	Revenue is recognized at the time of production.
COSTS

•	Mine life: 14.5 years.
•	Life-of-mine production plan as summarized in Table 19-3 of this report.
•	Mine life capital totals $45.3 million.
•	Sunk capital totals $119.6 million
•	Average operating cost over the mine life is $5.98 per ton ore processed.

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TABLE 19-5 INCOME STATEMENT

New Gold Inc. - Mesquite Mine, U.S.A.

February 2010 Operational Update
$800.00 Au $0.00 Ag
Annual Income Summary (in US$ millions)

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	TOTAL
REVENUE																		
Gold	$131.4	$152.5	$116.5	$120.8	$110.3	$88.0	$129.2	$124.8	$125.3	$120.8	$116.8	$98.7	$123.2	$45.9	$0.0	$0.0	$0.0	$1,604.3
Silver	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Net Revenue	$131.4	$152.5	$116.5	$120.8	$110.3	$88.0	$129.2	$124.8	$125.3	$120.8	$116.8	$98.7	$123.2	$45.9	$0.0	$0.0	$0.0	$1,604.3
CASH COST OF SALES																		
Mining	$54.9	$54.5	$52.8	$53.4	$51.8	$52.5	$51.7	$50.9	$49.4	$49.9	$51.1	$52.7	$43.0	$29.8	$0.0	$0.0	$0.0	$698.4
Process Plant	$19.8	$21.0	$18.1	$19.1	$19.2	$17.3	$20.1	$20.8	$21.0	$21.6	$20.3	$18.5	$21.1	$13.5	$0.0	$0.0	$0.0	$271.5
General & Administrative	$6.6	$6.6	$6.6	$6.6	$6.6	$6.6	$6.6	$6.6	$6.6	$6.6	$6.6	$6.6	$6.6	$3.3	$0.0	$0.0	$0.0	$89.6
Refining	$0.1	$0.2	$0.1	$0.1	$0.1	$0.1	$0.1	$0.1	$0.1	$0.1	$0.1	$0.1	$0.1	$0.0	$0.0	$0.0	$0.0	$1.7
Royalties	$2.6	$3.0	$2.3	$2.4	$2.2	$1.8	$2.6	$2.5	$2.5	$2.4	$2.3	$2.0	$2.5	$0.9	$0.0	$0.0	$0.0	$32.1
Reclamation	$0.3	$0.2	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.9	$0.9	$3.5	$3.3	$2.1	$0.1	$0.3	$0.0	$11.5
Subtotal Cash Costs	**$84.4**	**$85.6**	**$80.0**	**$81.7**	**$79.9**	**$78.3**	**$81.2**	**$80.9**	**$79.7**	**$81.6**	**$81.4**	**$83.6**	**$76.7**	**$49.6**	**$0.1**	**$0.3**	**$0.0**	**$1,104.7**
NON-PRODUCTION COST OF SALES																		
Depreciation	$9.9	$12.2	$9.4	$9.8	$9.0	$7.2	$11.4	$11.9	$14.2	$15.8	$15.7	$13.9	$17.4	$6.5	$0.0	$0.0	$0.0	$164.3
Amortized Development Costs	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Amortization of Transaction fee	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Proceeds on Equipment Sales	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Write-down - Book Value @ Project End	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Subtotal Non-Production Costs	**$9.9**	**$12.2**	**$9.4**	**$9.8**	**$9.0**	**$7.2**	**$11.4**	**$11.9**	**$14.2**	**$15.8**	**$15.7**	**$13.9**	**$17.4**	**$6.5**	**$0.0**	**$0.0**	**$0.0**	**$164.3**
Net Income Before Tax (EBIT)	$37.1	$54.7	$27.0	$29.3	$21.4	$2.5	$36.7	$32.0	$31.4	$23.4	$19.8	$1.2	$29.1	($10.2)	($0.1)	($0.3)	$0.0	$335.2
Net Income After Tax	**$37.1**	**$54.0**	**$18.0**	**$17.4**	**$12.7**	**$1.6**	**$21.7**	**$19.0**	**$18.8**	**$13.9**	**$11.7**	**$0.7**	**$17.3**	**($10.2)**	**($0.1)**	**($0.3)**	**$0.0**	**$231.1**

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TABLE 19-6 AFTER-TAX CASH FLOW SUMMARY

New Gold Inc. - Mesquite Mine, U.S.A.

February 2010 Operational Update
$800.00 Au $0.00 Ag
Annual Cash Flow Summary (in US$ millions)

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2022	2022	TOTAL
SOURCES																			
Revenue	$0.0	$131.4	$152.5	$116.5	$120.8	$110.3	$88.0	$129.2	$124.8	$125.3	$120.8	$116.8	$98.7	$123.2	$45.9	$0.0	$0.0	$0.0	$1,604.3
Costs (Inc Tax & Int)	$0.0	$94.3	$98.5	$100.4	$103.4	$97.6	$86.5	$107.5	$105.9	$106.7	$106.9	$105.1	$97.9	$106.0	$56.1	$0.1	$0.3	$0.0	$1,373.2
Net Income - After Tax	$0.0	$37.1	$54.0	$16.0	$17.4	$12.7	$1.5	$21.7	$19.0	$18.6	$13.9	$11.7	$0.7	$17.3	($10.2)	($0.1)	($0.3)	($0.0)	$231.0
Depreciation & Amort	$0.0	$9.9	$12.2	$9.4	$9.8	$9.0	$7.2	$11.4	$11.9	$14.2	$15.8	$15.7	$13.9	$17.4	$6.5	$0.0	$0.0	$0.0	$164.3
From Eq Sale	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
FROM OPNS.	$0.0	$47.0	$66.2	$25.4	$27.2	$21.7	$8.7	$33.1	$30.9	$32.8	$29.7	$27.4	$14.7	$34.7	($3.8)	($0.1)	($0.3)	($0.0)	$395.4
From Banks	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Repayment	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
FROM FINANCING	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
SOURCES	$0.0	$47.0	$66.2	$25.4	$27.2	$21.7	$8.7	$33.1	$30.9	$32.8	$29.7	$27.4	$14.7	$34.7	($3.8)	($0.1)	($0.3)	($0.0)	$395.4
USES:																			
Capex	$0.0	$1.0	$7.5	$0.9	$0.2	$0.2	$0.6	$5.3	$5.7	$11.3	$9.0	$1.1	$2.0	$0.0	$0.0	$0.0	$0.0	$0.0	$44.8
Working Cap.	$3.7	$11.9	$2.7	($4.1)	$0.4	($1.2)	($2.6)	$5.0	($0.4)	$0.4	($0.4)	($0.4)	($2.3)	$3.2	($8.0)	($3.0)	($5.0)	$0.0	$0.0
USES	$3.7	$13.0	$10.2	($3.2)	$0.7	($1.0)	($2.0)	$10.3	$5.3	$11.7	$8.6	$0.7	($0.3)	$3.2	($8.0)	($3.0)	($5.0)	$0.0	$44.8
NET C.F.	($3.7)	$34.0	$56.0	$28.7	$26.5	$22.7	$10.7	$22.8	$25.6	$21.1	$21.1	$26.7	$15.0	$31.5	$4.3	$2.9	$4.8	($0.0)	$350.6
CUMULATIVE C.F.	-$3.7	$30.4	$86.4	$115.0	$141.5	$164.2	$174.9	$197.7	$223.2	$244.3	$265.5	$292.2	$307.2	$338.7	$342.9	$345.8	$350.6	$350.6

New Gold Inc. – Mesquite Mine Technical Report NI 43-101 – February 26, 2010	Page 19-13

SCOTT WILSON RPA WWW.SCOTTWILSON.COM

SENSITIVITY ANALYSIS

Sensitivity analyses were performed for gold price, silver price, capital cost, and operating cost.  The sensitivity analyses indicate that project economics are most heavily influenced by the gold price and operating costs.  A 10% change in gold price results in a ± $61 million change in the after-tax NPV at a 5% discount rate.  A 10% change in operating costs results in a ± $44 million change in the after-tax NPV at a 5% discount rate.  The project is least affected by changes in silver price as there is little silver produced.  A 10% change in the silver price results in a less than ± $1 million change in the after-tax NPV at a 5% discount rate.

Project economics are less sensitive to change in capital costs as the majority of capital has already been expended.  A 10% change in the capital costs results in a ± $2 million change in the after-tax NPV at a 5% discount rate.  Results of the price sensitivity analyses are shown in Figure 19-3 and Table 19-7.

Reserve estimates were based on a gold price of $800 per troy ounce and a silver price of $12.00 per troy ounce.  Results from the economic analysis at these prices are shown in Table 19-6.  Since an after-tax total cash flow of $351 million is achieved, the economic criteria for the reserve statement are met.

New Gold Inc. – Mesquite Mine Technical Report NI 43-101 – February 26, 2010	Page 19-14

SCOTT WILSON RPA WWW.SCOTTWILSON.COM

FIGURE 19-3 SENSITIVITY ANALYSIS

TABLE 19-7 SENSITIVITY ANALYSES
New Gold Inc. – Mesquite Mine, U.S.A.

Parameter Variables	Units	-20%	-10%	Base	+10%	+20%
Gold Price	US$/oz	640	720	800	880	960
Silver Price	US$/oz	9.60	10.80	12.00	13.20	14.40
Operating Cost	$millions	884	994	1,105	1,215	1,326
Capital Cost	$millions	36	40	45	49	54

NPV @ 5%	Units	-20%	-10%	Base	+10%	+20%
Gold Price	$millions	113	187	250	311	373
Silver Price	$millions	249	249	250	250	250
Operating Cost	$millions	337	293	250	206	161
Capital Cost	$millions	253	252	250	248	246

New Gold Inc. – Mesquite Mine Technical Report NI 43-101 – February 26, 2010	Page 19-15

SCOTT WILSON RPA WWW.SCOTTWILSON.COM

20 INTERPRETATION AND CONCLUSIONS

ADEQUACY OF PROCEDURES

Scott Wilson RPA and various other firms and independent consultants have reviewed the methods and procedures utilized by New Gold, WGI, Newmont, Santa Fe, and Gold Fields at the Mesquite Mine to gather geological, geotechnical, and assaying information and found them reasonable and meeting generally accepted industry standards for an operating property.

ADEQUACY OF DATA

Scott Wilson RPA believes that the Mesquite Mine has conducted exploration and development sampling and analysis programs using standard practices, providing generally reasonable results.  Scott Wilson RPA believes that the resulting data can effectively be used in the subsequent estimation of resources and reserves.

ADEQUACY OF STUDY

This Technical Report is based on the operating data over the past two years for the Mesquite Mine.  Scott Wilson RPA believes that this data and the supporting documents were prepared using standard industry practices and provide reasonable results and conclusions.

COMPLIANCE WITH CANADIAN NI 43-101 STANDARDS

Scott Wilson RPA believes that the current drill hole database is sufficient for generating a resource model for use in resource and reserve estimation.  Recovery and cost estimates are based upon sufficient data and engineering to support a reserve statement.  Economic analysis using these estimates generates a positive cash flow, which supports a reserve statement.

Measured and indicated resources for all areas, inclusive of mineral reserves, are 319.8 million tons at 0.015 oz/ton for 4.83 million contained troy ounces of gold.  Inferred resources are an additional 24.1 million tons at 0.015 oz/ton.  The estimated proven and probable mineral reserves for the Mesquite Mine total 184.8 million tons grading 0.017 oz/ton of gold, containing 3.14 million ounces.

New Gold Inc. – Mesquite Mine Technical Report NI 43-101 – February 26, 2010	Page 20-1

SCOTT WILSON RPA WWW.SCOTTWILSON.COM

Scott Wilson RPA believes that the resource and reserve estimates have been created utilizing acceptable methodologies.  Scott Wilson RPA is also of the opinion that the classification of measured and indicated resources, stated in Table 17-1, and proven and probable reserves, stated in Table 17-4, meet the definitions as stated by NI 43-101, Form 43-101F1, and Companion Policy 43-101CP dated December 23, 2005.

New Gold Inc. – Mesquite Mine Technical Report NI 43-101 – February 26, 2010	Page 20-2

SCOTT WILSON RPA WWW.SCOTTWILSON.COM

21 RECOMMENDATIONS

Scott Wilson RPA offers the following recommendations:
1.	Continue operating the Mesquite Mine. Annual operating costs are a nominal $80 million per year.

2.
Continue monitoring and optimizing the pit slopes.  Redesign ultimate pits for each area based on new geotechnical data and allow flatter slopes in the areas where backfill material is encountered.  A follow-up study from a recognized geotechnical consultant should review the redesigned pits.  The costs for a geotechnical review are estimated at $45,000.

3.
Prioritize the pit design phase development based on profitability of the individual phases.  This could provide a better cash flow for the life-of-mine plan.  This is an ongoing process included in the mine operating and engineering budget; no additional costs are anticipated.

4.	Continue to monitor the heap leach pad recoveries. This is an ongoing process included in the mine operating budget; no additional costs are anticipated.

New Gold Inc. – Mesquite Mine Technical Report NI 43-101 – February 26, 2010	Page 21-1

SCOTT WILSON RPA WWW.SCOTTWILSON.COM

22 REFERENCES

Engineering Analytics, Inc., 2009: Stope Stability Analyses of the East Rainbow Pit Expansion, March 2009.

Bechtel Civil and Minerals, 1984: Mesquite Project Feasibility Study, prepared for Gold Fields Operating Co.

Haxel, G.B., and Dillon, J.T., 1978:  The Pelona-Orocopia Schist and the Vincent-Chocolate Mountain Thrust System, Southern California, in D.G. Howell and K.A. MacDougall, Mesozoic Paleogeography of the Western United States, SEPM Pacific Coast Paleogeography Symposium 2, pp. 453-469.

Independent Mining Consultants Inc., 2009: Mineral Resources and Mineral Reserves Verification, Letter Report, March 30, 2009.

Independent Mining Consultants Inc., 2006: Mesquite Gold Project Imperial County, California, USA, Technical Report, May 26, 2006.

Manske, S.L., 1991: Epithermal Gold Mineralization in Gneissic Rocks of the Mesquite District, Imperial County, California, Ph.D. Dissertation at Stanford University.

Micon International Limited, 2006: Technical Report on the Mesquite Mine Expansion, Feasibility Study, Imperial County, California, by R.M. Gowans and M.G. Hester, prepared for Western Goldfields, Inc., August 6, 2006.

Smith et al., 1999: Regional Geology, Internal Report to Newmont Mining Corporation.

New Gold Inc. – Mesquite Mine Technical Report NI 43-101 – February 26, 2010	Page 22-1

SCOTT WILSON RPA WWW.SCOTTWILSON.COM

23 DATE AND SIGNATURE PAGE

This report titled “Technical Report on the Mesquite Mine, Brawley, California, U.S.A.” prepared for New Gold Inc. and dated February 26, 2010, was prepared and signed by the following authors:

(Signed & Sealed)

Dated at Toronto, Ontario	Richard J. Lambert, P.E.
February 26, 2010	Principal Mining Consultant

(Signed & Sealed)

Dated at Toronto, Ontario	Wayne W. Valliant, P.Geo
February 26, 2010	Principal Geologist

(Signed & Sealed)

Dated at Toronto, Ontario	Holger Krutzelmann, P.Eng.
February 26, 2010	Principal Metallurgist

New Gold Inc. – Mesquite Mine Technical Report NI 43-101 – February 26, 2010	Page 23-1

SCOTT WILSON RPA WWW.SCOTTWILSON.COM

24 CERTIFICATE OF QUALIFIED PERSON

RICHARD J. LAMBERT

I, Richard J. Lambert, P.E., as an author of this report entitled “Technical Report on the Mesquite Mine, Brawley, California, U.S.A.” prepared for New Gold Inc. and dated February 26, 2010, do hereby certify that:

1.	I am Principal Mining Consultant with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.
I am a graduate of Mackay School of Mines, University of Nevada, Reno, with a Bachelors of Science degree in Mining Engineering in 1980, and Boise State University, with a Masters of Business Administration degree in 1995.

3.
I am a Registered Professional Engineer in the state of Wyoming (#4857), the state of Idaho (#6069), and the state of Montana (#11475).  I have been a member of the Society for Mining, Metallurgy, and Exploration (SME) since 1975, and a Registered Member (#1825610) since May 2006.  I have worked as a mining engineer for a total of 29 years since my graduation.  My relevant experience for the purpose of the Technical Report is

• Review and report as a consultant on numerous mining projects for due diligence and regulatory requirements
•
Mine engineering, mine management, mine operations and mine financial analyses, involving copper, gold, silver, nickel, cobalt, uranium, oil shale, phosphates, coal and base metals located in the United States, Canada, Zambia, Madagascar, Turkey, Bolivia, Chile, Brazil, Serbia, Australia, Russia and Venezuela.

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5.	I visited the Mesquite Mine on July 22-23, 2009.

6.	I am responsible for the preparation of Sections 1 through 6, and Sections 18 through 23.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

New Gold Inc. – Mesquite Mine Technical Report NI 43-101 – February 26, 2010	Page 24-1

SCOTT WILSON RPA WWW.SCOTTWILSON.COM

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10
To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 26th day of February, 2010

(Signed & Sealed)

Richard J. Lambert, P.E.

New Gold Inc. – Mesquite Mine Technical Report NI 43-101 – February 26, 2010	Page 24-2

SCOTT WILSON RPA WWW.SCOTTWILSON.COM

WAYNE W. VALLIANT

I, Wayne W. Valliant, P.Geo., as an author of this report entitled “Technical Report on the Mesquite Mine, Brawley, California, U.S.A.” prepared for New Gold Inc. and dated February 26, 2010, do hereby certify that:

1.	I am Principal Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of Carleton University, Ottawa, Ontario, Canada in 1973 with a Bachelor of Science degree in Geology.

3.
I am registered as a Geologist in the Province of Ontario (Reg.# 1175).  I have worked as a geologist for a total of 37 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

• Review and report as a consultant on more than thirty mining operations and projects around the world for due diligence and resource/reserve estimation
• General Manager of Technical Services for corporation with operations and mine development projects in Canada and Latin America
• Superintendent of Technical Services at three mines in Canada and Mexico
• Chief Geologist at three Canadian mines, including two gold mines

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5.	I visited the Mesquite Mine on July 22-23, 2009.

6.	I am responsible Sections 7–15 and 17 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

New Gold Inc. – Mesquite Mine Technical Report NI 43-101 – February 26, 2010	Page 24-3

SCOTT WILSON RPA WWW.SCOTTWILSON.COM

10.
To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 26th day of February, 2010

(Signed & Sealed)

Wayne W. Valliant, P. Geo.

New Gold Inc. – Mesquite Mine Technical Report NI 43-101 – February 26, 2010	Page 24-4

SCOTT WILSON RPA WWW.SCOTTWILSON.COM

HOLGER KRUTZELMANN

I, Holger Krutzelmann, as an author of this report entitled “Technical Report on the Mesquite Mine, Brawley, California, U.S.A.” prepared for New Gold Inc. and dated February 26, 2010, do hereby certify that:

1.	I am Principal Metallurgist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of Queen’s University, Kingston, Ontario, Canada in 1978 with a B.Sc. degree in Mining Engineering (Mineral Processing).

3.
I am registered as a Professional Engineer with Professional Engineers Ontario (Reg.# 90455304).  I have worked as a metallurgist for a total of 30 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

• Reviews and reports as a metallurgical consultant on a number of mining operations and projects for due diligence and financial monitoring requirements
• Senior Metallurgist/Project Manager on numerous gold and base metal studies for a leading Canadian engineering company.
• Management and operational experience at several Canadian and U.S. milling operations treating various metals, including copper, zinc, gold and silver.

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5.	I have not visited the Mesquite Mine.

6.	I am responsible for preparation of Section 16 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

New Gold Inc. – Mesquite Mine Technical Report NI 43-101 – February 26, 2010	Page 24-5

SCOTT WILSON RPA WWW.SCOTTWILSON.COM

10.
To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 26th day of February, 2010

(Signed & Sealed)

Holger Krutzelmann, P.Eng.

New Gold Inc. – Mesquite Mine Technical Report NI 43-101 – February 26, 2010	Page 24-6

SCOTT WILSON RPA WWW.SCOTTWILSON.COM

25 APPENDIX A

CLAIM LIST

New Gold Inc. – Mesquite Mine Technical Report NI 43-101 – February 26, 2010	Page 25-7

Patented Millsites and Mining Claims

Claim	Sec./Twp./Rge.	Mineral Survey No.	Patent No.	Book	Page
AP 1	17/13S/19E		04-90-0012	1642	558
AP 2	17/13S/19E		04-90-0012	1642	558
AP 3	17/13S/19E		04-90-0012	1642	558
AP 4	17/13S/19E		04-90-0012	1642	558
AP 5	17/13S/19E		04-90-0012	1642	558
AP 6	17/13S/19E		04-90-0012	1642	558
AP 7	17/13S/19E		04-90-0012	1642	558
AP 8	17/13S/19E		04-90-0012	1642	558
AP 9	17/13S/19E		04-90-0012	1642	558
AP 10	17/13S/19E		04-90-0012	1642	558
AP 11	17/13S/19E		04-90-0012	1642	558
AP 12	17/13S/19E		04-90-0012	1642	558
AP 13	17/13S/19E		04-90-0012	1642	558
AP 14	17/13S/19E		04-90-0012	1642	558
AP 15	17/13S/19E		04-90-0012	1642	558
AP 16	17/13S/19E		04-90-0012	1642	558
AP 17	17/13S/19E		04-90-0012	1642	558
AP 18	17/13S/19E		04-90-0012	1642	558
AP 19	17/13S/19E		04-90-0012	1642	558
AP 20	17/13S/19E		04-90-0012	1642	558
AP 21	17/13S/19E		04-90-0012	1642	558
AP 22	17/13S/19E		04-90-0012	1642	558
AP 26	17/13S/19E		04-90-0012	1642	558
AP 27	17/13S/19E		04-90-0012	1642	558
AP 28	17/13S/19E		04-90-0012	1642	558
AP 29	17/13S/19E		04-90-0012	1642	558
AP 30	17/13S/19E		04-90-0012	1642	558
AP 31	17/13S/19E		04-90-0012	1642	558
AP 32	17/13S/19E		04-90-0012	1642	558
MILS 1	8/13S/19E	6924	04-90-0066	1656	1094-5
MILS 2	8/13S/19E	6923	04-90-0066	1682	1301
MILS 3	8/13S/19E	6923	04-90-0066	1683	1301
MILS 4	8/13S/19E	6923	04-90-0066	1682	1301
MILS 5	8/13S/19E	6924	04-90-0066	1682	1301
MILS 6	8/13S/19E	6924	04-90-0066	1683	1301

MILS 79	8 & 17/13S/19E	6924	04-90-0088	1656	1094-5
MILS 80	8 & 17/13S/19E	6924	04-90-0088	1656	1094-5
MILS 105	8/13S/19E	6923	04-90-0088	1682	1301
MILS 106	8/13S/19E	6923	04-90-0088	1682	1301
MILS 107	8/13S/19E	6923	04-90-0088	1682	1301
MILS 108	8/13S/19E	6923	04-90-0088	1682	1301
MILS 125	5,8 & 9/13S/19E	6932	04-91-0028	1682	1301
MILS 126	5,8 & 9/13S/19E	6932	04-91-0028	1682	1301
MILS 127	5,8 & 9/13S/19E	6932	04-91-0028	1682	1301
MILS 128	5,8 & 9/13S/19E	6932	04-91-0028	1682	1301
MILS 129	5,8 & 9/13S/19E	6932	04-91-0028	1682	1301
MILS 130	5,8 & 9/13S/19E	6932	04-91-0028	1682	1301
MILS 131	5,8 & 9/13S/19E	6932	04-91-0028	1682	1301
MILS 132	5,8 & 9/13S/19E	6932	04-91-0028	1682	1301
MILS 138	7 & 8/13S/19E	6923	04-90-0088	1656	1094-5
MILS 139	7 & 8/13S/19E	6923	04-90-0088	1656	1094-5
MILS 140	7 & 8/13S/19E	6923	04-90-0088	1656	1094-5

Claim	Sec./Twp./Rge.	Mineral Survey No.	Patent No.	Book	Page
MILS 141	7 & 8/13S/19E	6923	04-90-0088	1656	1094-5
MILS 142	7 & 8/13S/19E	6923	04-90-0088	1656	1094-5
MILS 143	7 & 8/13S/19E	6923	04-90-0088	1656	1094-5
MILS 144	7 & 8/13S/19E	6923	04-90-0088	1656	1094-5
MILS 145	7 & 8/13S/19E	6923	04-90-0088	1656	1094-5
MILS 146	7 & 8/13S/19E	6923	04-90-0088	1656	1094-5
MILS 147	7 & 8/13S/19E	6923	04-90-0088	1656	1094-5
MILS 148	7 & 8/13S/19E	6923	04-90-0088	1656	1094-5
MILS 149	7 & 8/13S/19E	6923	04-90-0088	1656	1094-5
MILS 150	7 & 8/13S/19E	6923	04-90-0088	1656	1094-5
MILS 151	7 & 8/13S/19E	6923	04-90-0088	1656	1094-5
MILS 152	7 & 8/13S/19E	6923	04-90-0088	1656	1094-5
MILS 153	7 & 8/13S/19E	6923	04-90-0088	1656	1094-5
MILS 154	7 & 8/13S/19E	6923	04-90-0088	1656	1094-5
MILS 155	7 & 8/13S/19E	6923	04-90-0088	1656	1094-5
MILS 156	7 & 8/13S/19E	6923	04-90-0088	1656	1094-5
MILS 157	7 & 8/13S/19E	6923	04-90-0088	1656	1094-5
MILS 158	7 & 8/13S/19E	6923	04-90-0088	1656	1094-5
MILS 159	7 & 8/13S/19E	6923	04-90-0088	1656	1094-5
MILS 161	7/13S/19E	6923	04-90-0088	1656	1094-5
MILS 162	7/13S/19E	6923	04-90-0088	1656	1094-5
MILS 163	7/13S/19E	6923	04-90-0088	1656	1094-5
MILS 164	7/13S/19E	6923	04-90-0088	1656	1094-5
MILS 165	7/13S/19E	6923	04-90-0088	1656	1094-5
MILS 166	7/13S/19E	6923	04-90-0088	1656	1094-5
MILS 261	33/13S/19E	6921	04-88-0044	1608	368384
MILS 262	33/13S/19E	6921	04-88-0044	1608	368384
MILS 265	33/13S/19E	6921	04-88-0044	1608	368384
MILS 267	33/13S/19E	6921	04-88-0044	1608	368384

MILS 269	33/13S/19E	6921	04-86-0044	1606	368384
MILS 299	7, 8 & 17/13S/19E	6924	04-90-0066	1656	1094-5

Name of Claim	Sec./Twp./Rge.	Survey No.	Patent No.	Book	Page	Royalty
BIG BROTHER 1	5/13S/19E	6901	04-88-0045	1622	1253-1277	
BIG CHIEF 1	5/13S/19E	6900	04-90-0022	1642	555-557	6.3% NSR (1)
BIG CHIEF 2	5/13S/19E	6900	04-90-0022	1641	555-557	6.3% NSR (1)
BIG CHIEF 3	5 & 8/13S/19E	6900	04-90-0022	1642	555-557	6.3% NSR (1)
BIG CHIEF 4	5 & 8/13S/19E	6900	04-90-0022	1642	555-557	6.3% NSR (1)
BISCUIT SHOOTER 1	4/13S/19E	6930	04-89-0035	1622	1253-1277	
BISCUIT SHOOTER 2	3 & 4/13S/19E	6930	04-89-0035	1622	1253-1277	
BISCUIT SHOOTER 3	4/13S/19E	6930	04-89-0035	1622	1253-1277	
BU BU 2	4/13S/19E	6930	04-89-0035	1622	1253-1277	
BUDDY 8	5 & 8/13S/19E	6901	04-88-0045	1622	1253-1277	
BUDDY 9	5 & 6/13S/19E	6901	04-88-0045	1622	1253-1277	
BUDDY 10	5 & 6/13S/19E	6901	04-88-0045	1622	1253-1277	
CALCITE 3	5/13S/19E	6900	04-90-0022	1641	555-557	6.3% NSR (1)
CHEROKEE 1	4/13S/19E	6930	04-89-0035	1622	1253-1277	
CHEROKEE 6	4/13S/19E	6930	04-89-0035	1622	1253-1277	
CHOLLA	5/13S/19E	6900	04-90-0022	1642	555-557	6.3% NSR (1)
COPENHAGEN 1	3/13S/19E	6935	04-95-0021	1810	408-459	
COPENHAGEN 2	3/13S/19E	6935	04-95-0021	1810	408-459	
DESERT VIEW 1	5/13S/19E	6900	04-90-0022	1642	555-557	6.3% NSR (1)
DESERT VIEW 2	5/13S/19E	6900	04-90-0022	1642	555-557	6.3% NSR (1)
DON JUAN 1	9/13S/19E	6937	04-95-0020	1810	460-525	
DON JUAN 2	4 & 9/13S/19E	6937	04-95-0020	1810	460-525	
GOLD HILL 1	5 & 8 /13S/19E	6933	04-95-0018	1810	382-407	
GOLDEN ANNEX 4	5/13S/19E	6900	04-90-0022	1642	555-557	6.3% NSR (1)
GOLDEN ANNEX 5	5/13S/19E	6900	04-90-0022	1642	555-557	6.3% NSR (1)
GOLDEN ANNEX 6	8/13S/19E	6900	04-90-0022	1641	555-557	6.3% NSR (1)
GOLDEN ANNEX A	5 & 8/13S/19E	6900	04-90-0022	1642	555-557	6.3% NSR (1)
GOLDEN ANNEX D	5 & 8/13S/19E	6900	04-90-0022	1642	555-557	6.3% NSR (1)

GOLDEN ANNEX E	5/13S/19E	6900	04-90-0022	1643	565-567	6.3% NSR (1)
HIGHWAY FRACTION 1	4/13S/19E	6937	04-96-0020	1810	460-525	
HIGHWAY FRACTION 2	4 & 9/13S/19E	6937	04-96-0020	1810	460-525	
LADY JUNE 1	9/13S/19E	6937	04-96-0020	1810	460-525	
LADY JUNE 1/2	4 & 9/13S/19E	6937	04-96-0020	1810	460-525	
LADY JUNE 2	9/13S/19E	6937	04-96-0020	1810	460-525	
LENA 1	5/13S/19E	6938	04-2002-0004	3134	1170-1212	
LENA 2	5/13S/19E	6938	04-2002-0004	3134	1170-1212	
LENA 3	5/13S/19E	6938	04-2002-0004	3134	1170-1212	
LENA 4	5/13S/19E	6938	04-2002-0004	3134	1170-1212	
LITTLE SISTER 1	5/13S/19E	6901	04-99-0046	1622	1253-1277	
LITTLE SISTER 2	5/13S/19E	6901	04-99-0046	1622	1253-1277	
LOLA 1	9 & 10/13S/19E	6922	04-96-0018	1810	351-391	2% NSR (2)
LOLA 2	9 & 10/13S/19E	6922	04-96-0018	1810	351-391	2% NSR (2)
LOLA 3	9 & 10/13S/19E	6922	04-96-0018	1810	351-391	2% NSR (2)
LOLA 5	9/13S/19E	6922	04-96-0018	1810	351-391	2% NSR (2)
LOLA 6	9/13S/19E	6922	04-96-0018	1810	351-391	2% NSR (2)
LOLA 10	3, 4, 9 & 10/13S/19E	6922	04-96-0018	1810	351-391	2% NSR (2)

Name of Claim	Sec./Twp./Rge.	Survey No.	Patent No.	Book	Page	Royalty
LOLA EXTENSION	9/13S/19E	6922	04-96-0018	1810	351-391	2% NSR (2)
MESQ 29	5/13S/19E	6938	04-2002-0004	3134	1170-1212	
MESQ 30	5/13S/19E	6938	04-2002-0004	3134	1170-1212	
PANORAMA	3/13S/19E	6935	04-96-0021	1810	408-459	
RAINBOW	3/13S/19E	6935	04-96-0021	1810	408-459	
SEA 342	3/13S/19E	6935	04-96-0021	1810	408-459	
SEA 775	9/13S/19E	6937	04-96-0020	1810	460-525

Unpatented Mill Sites

Claim	BLM Number	Book	Page	Section	Township	Range
MILS 101	171111	1549	960	6, 7, 8, 9	T13S	R19E
MILS 102	171112	1549	961	6, 7, 8, 9	T13S	R19E
MILS 103	171113	1549	962	6, 7, 8, 9	T13S	R19E
MILS 104	171114	1549	963	4-9, 17, 33	T13S	R19E
MILS 133	171139	1549	988	6, 7, 8, 9	T13S	R19E
MILS 134	171140	1549	989	6, 7, 8, 9	T13S	R19E
MILS 135	171141	1549	990	6, 7, 8, 9	T13S	R19E
MILS 136	171142	1549	991	6, 7, 8, 9	T13S	R19E
MILS 160	173035	1551	397	6, 7, 8, 9	T13S	R19E
MILS 162	173037	1551	399	6, 7, 8, 9	T13S	R19E
MILS 164	173039	1551	401	6, 7, 8, 9	T13S	R19E
MILS 166	171171	1549	1020	6, 7, 8, 9	T13S	R19E
MILS 167	171172	1549	1021	6, 7, 8, 9	T13S	R19E
MILS 168	171173	1549	1022	6, 7, 8, 9	T13S	R19E
MILS 169	171174	1549	1023	6, 7, 8, 9	T13S	R19E
MILS 170	171175	1549	1024	6, 7, 8, 9	T13S	R19E
MILS 171	171176	1549	1025	4-9, 17, 33	T13S	R19E
MILS 172	171177	1549	1026	4-9, 17, 33	T13S	R19E
MILS 173	173040	1551	402	6, 7, 8, 9	T13S	R19E
MILS 174	171179	1549	1028	4-9, 17, 33	T13S	R19E
MILS 175	171180	1549	1029	6, 7, 8, 9	T13S	R19E
MILS 176	171181	1549	1030	4-9, 17, 33	T13S	R19E
MILS 177	171182	1549	1031	6, 7, 8, 9	T13S	R19E
MILS 178	171183	1549	1032	4-9, 17, 33	T13S	R19E
MILS 179	171184	1549	1033	6, 7, 8, 9	T13S	R19E
MILS 180	171185	1549	1034	4-9, 17, 33	T13S	R19E
MILS 181	171186	1549	1035	6, 7, 8, 9	T13S	R19E
MILS 182	171187	1549	1036	4-9, 17, 33	T13S	R19E
MILS 183	171188	1549	1037	4-9, 17, 33	T13S	R19E
MILS 184	171189	1549	1038	4-9, 17, 33	T13S	R19E
MILS 185	171190	1549	1039	4-9, 17, 33	T13S	R19E
MILS 186	171191	1549	1040	4-9, 17, 33	T13S	R19E
MILS 187	171192	1549	1041	4-9, 17, 33	T13S	R19E
MILS 188	171193	1549	1042	4-9, 17, 33	T13S	R19E
MILS 189	171194	1549	1043	4-9, 17, 33	T13S	R19E
MILS 190	171195	1549	1044	4-9, 17, 33	T13S	R19E
MILS 191	171196	1549	1045	4-9, 17, 33	T13S	R19E
MILS 192	171197	1549	1046	4-9, 17, 33	T13S	R19E
MILS 193	171198	1549	1047	6, 7, 8, 9	T13S	R19E
MILS 194	171199	1549	1048	6, 7, 8, 9	T13S	R19E
MILS 195	171200	1549	1049	6, 7, 8, 9	T13S	R19E
MILS 196	171201	1549	1050	4-9, 17, 33	T13S	R19E

MILS 197	171202	1549	1051	4-9, 17, 33	T13S	R19E
MILS 198	171203	1549	1052	4-9, 17, 33	T13S	R19E
MILS 199	171204	1549	1053	4-9, 17, 33	T13S	R19E
MILS 200	171205	1549	1054	6, 7, 8, 9	T13S	R19E
MILS 202	171206	1549	1055	6, 7, 8, 9	T13S	R19E
MILS 203	171207	1549	1056	6, 7, 8, 9	T13S	R19E

Claim	BLM Number	Book	Page	Section	Township	Range
MILS 204	171208	1549	1057	4-9, 17, 33	T13S	R19E
MILS 205	171209	1549	1058	4-9, 17, 33	T13S	R19E
MILS 206	171210	1549	1059	4-9, 17, 33	T13S	R19E
MILS 207	171211	1549	1060	4-9, 17, 33	T13S	R19E
MILS 208	171212	1549	1061	4-9, 17, 33	T13S	R19E
MILS 209	171213	1549	1062	4-9, 17, 33	T13S	R19E
MILS 210	171214	1549	1063	4-9, 17, 33	T13S	R19E
MILS 211	171215	1549	1064	4-9, 17, 33	T13S	R19E
MILS 212	171216	1549	1065	4-9, 17, 33	T13S	R19E
MILS 213	171217	1549	1066	4-9, 17, 33	T13S	R19E
MILS 214	171218	1549	1067	4-9, 17, 33	T13S	R19E
MILS 215	171219	1549	1068	4-9, 17, 33	T13S	R19E
MILS 216	171220	1549	1069	4-9, 17, 33	T13S	R19E
MILS 217	171221	1549	1070	4-9, 17, 33	T13S	R19E
MILS 218	171222	1549	1071	4-9, 17, 33	T13S	R19E
MILS 219	171223	1549	1072	4-9, 17, 33	T13S	R19E
MILS 220	171224	1549	1073	4-9, 17, 33	T13S	R19E
MILS 221	171225	1549	1074	4-9, 17, 33	T13S	R19E
MILS 222	171226	1549	1075	4-9, 17, 33	T13S	R19E
MILS 223	171227	1549	1076	4-9, 17, 33	T13S	R19E
MILS 224	171228	1549	1077	4-9, 17, 33	T13S	R19E
MILS 225	171229	1549	1078	4-9, 17, 33	T13S	R19E
MILS 226	171230	1549	1079	4-9, 17, 33	T13S	R19E
MILS 227	171231	1549	1080	4-9, 17, 33	T13S	R19E
MILS 228	171232	1549	1081	4-9, 17, 33	T13S	R19E
MILS 229	171233	1549	1082	4-9, 17, 33	T13S	R19E
MILS 230	171234	1549	1083	4-9, 17, 33	T13S	R19E
MILS 231	171235	1549	1084	4-9, 17, 33	T13S	R19E
MILS 232	171236	1549	1085	4-9, 17, 33	T13S	R19E
MILS 234	171238	1549	1087	4-9, 17, 33	T13S	R19E
MILS 236	171240	1549	1089	4-9, 17, 33	T13S	R19E
MILS 237	171241	1549	1090	4-9, 17, 33	T13S	R19E
MILS 250	171254	1549	1103	4-9, 17, 33	T13S	R19E
MILS 253	171257	1549	1106	4-9, 17, 33	T13S	R19E
MILS 254	171258	1549	1107	4-9, 17, 33	T13S	R19E
MILS 255	171259	1549	1108	4-9, 17, 33	T13S	R19E

MILS 256	171260	1549	1109	4-9, 17, 33	T13S	R19E
MILS 257	171261	1549	1110	4-9, 17, 33	T13S	R19E
MILS 258	171262	1549	1111	4-9, 17, 33	T13S	R19E
MILS 259	171263	1549	1112	4-9, 17, 33	T13S	R19E
MILS 260	171264	1549	1113	4-9, 17, 33	T13S	R19E
MILS 263	171267	1549	1116	4-9, 17, 33	T13S	R19E
MILS 264	171268	1549	1117	4-9, 17, 33	T13S	R19E
MILS 266	171270	1549	1119	4-9, 17, 33	T13S	R19E
MILS 268	171272	1549	1121	4-9, 17, 33	T13S	R19E
MILS 270	171274	1549	1123	4-9, 17, 33	T13S	R19E
MILS 272	171276	1549	1124	4-9, 17, 33	T13S	R19E
MILS 273	171276	1549	1125	4-9, 17, 33	T13S	R19E
MILS 274	171277	1549	1126	4-9, 17, 33	T13S	R19E

Unpatented Mining Claims

Original BLM Name of Claim Serial No.		Book	Pages	Amended Book Pages		Section	Township	Range	Royalty	$ Cap
AUTOMATIC	52736	1392	1098	1506	633-34	2-11, 11*	T13S	R19E		
BEARCAT	42165	1216	526	1496	89-91	2-11, 13*	T13S	R19E		
BIG BROTHER 2	24626	1178	546	1590	624-25	2-11, 13*	T13S	R19E		
BLACK CAT 1	63547	1364; 1446	285 ; 256	1506	763-64	2-11, 11*	T13S	R19E		
BLACK CAT 2	63548	1364; 1446	285 ; 258	1506	765-66	2-11, 12*	T13S	R19E		
BLACK CAT 3	64791	1364; 1446	287; 180	1506	767-68	2-11, 11*	T13S	R19E		
BLACK CAT 4	54792	1364; 1446	288; 181	1506	769-70	2-11, 13*	T13S	R19E		
BLACK CAT 5	54793	1364; 1446	289; 182	1506	771-72	2-11, 13*	T13S	R19E		
BLACK IRON 1	22676	1273	827	1493	1103-05	2-11, 11*	T13S	R19E		
BU BU 1	42164	1101	550	1432	1400-01	2-11, 13*	T13S	R19E		
BU BU 2	108003	1483	1083	1498	1411-13	2-11, 12*	T13S	R19E		
BUDDY 5	24633	1278	788	1438	1265-66	2-11, 13*	T13S	R19E		
BUDDY 6	24634	1373	738	1492	1267-68	2-11, 11*	T13S	R19E		
BUDDY 7	24635	1373	740	1490	1269-71	2-11, 11*	T13S	R19E		
BUDDY 11	24639	1373	744	1492	1279-81	2-11, 13*	T13S	R19E		
CHEROKEE 2	28894	1325	280	1490	1416-19	3, 4, 5, 6, 7	T13S	R19E	5% NSR	136324
CHEROKEE 3	29102	1436	368	1438	1420-21	3, 4, 5, 6, 7	T13S	R19E	5% NSR	136324
CHEROKEE 4	45364	1436	1207	1498	1432-24	3, 5, 2, 6, 7	T13S	R19E	5% NSR	136324
CHEROKEE 5	58880	1442	1136	1490	1425-27	3, 4, 5, 6, 7	T13S	R19E	5% NSR	136324
CINDY LYNN	53728	1364; 1446	276; 280	1506	793-94	2-11, 12*	T13S	R19E		
DOBBIES HOPE 2	32559	1471	1119	1506	755-58	2-11, 13*	T13S	R19E

DTL 1	338368	1659	737			3-11, 12*	T13S	R19E		
GCB	17311	1423	1311	1590	520-21	3-11, 12*	T13S	R19E		
GCC	17812	1423	1312	1492	1228-30	3-11, 12*	T13S	R19E		
GOLD BUG 1	32398	1100	22	1492	1474-75	3-11, 12*	T13S	R19E		
GOLD BUG 2	32399	1100	24	1492	1476-77	3-11, 12*	T13S	R19E		
GOLD BUG 3	32400	1100	321	1492	1478-79	3-11, 12*	T13S	R19E		
GOLD BUG 6	32403	1195	354	1492	1456-88	3-11, 12*	T13S	R19E		
GOLD BUG 8	32405	1101	296	1492	1489-91	3-11, 12*	T13S	R19E		
GOLD BUG 3	32406	1100	321	1492	1492-93	3-11, 12*	T13S	R19E		
GOLD BUG 10	32407	1208	788	1492	1494-96	3-11, 12*	T13S	R19E		
GOLD BUG 11	32408	1208	788	1492	1494-96	3-11, 12*	T13S	R19E		
GOLD BUG 12	32409	1101	296	1493	350-53	3-11, 12*	T13S	R19E		
GOLD BUG 13	32410	1101	296	1493	350-53	3-11, 12*	T13S	R19E		
GOLD BUG 14	32411	1208	788	1492	1499-1500	3-11, 12*	T13S	R19E		
GOLD BUG 15	32412	1208	788	1492	1501-03	3-11, 12*	T13S	R19E		
GOLD BUG 16	32413	1215	211	1488	1504-05	3-11, 12*	T13S	R19E		
GOLD BUG 17	32414	1213	416	1493	348-49	3-11, 12*	T13S	R19E		
GOLD BUG 18	32415	1208	788	1492	1506-07	3-11, 12*	T13S	R19E		
GOLD BUG 19	32416	1215	211	1492	1508-10	3-11, 12*	T13S	R19E		
GOLD BUG 30	32417	1319	803	1488	1511-12	3-11, 12*	T13S	R19E		
GOLD BUG 21	32418	1221	63	1492	1513-15	3-11, 12*	T13S	R19E		
GOLD BUG 22	32419	1221	65	1492	1516-18	3-11, 12*	T13S	R19E		
GOLD BUG 23	32420	1157	337	1492	1519-21	3-11, 12*	T13S	R19E		
GOLD BUG 25	32422	1368	1736	1493	404-05	3-11, 12*	T13S	R19E		
GOLD BUG 26	32423	1368	1737	1492	1524-26	3-11, 12*	T13S	R19E		
GOLD BUG 27	109176	1463	[illegible]	1492	1527-29	3-11, 12*	T13S	R19E		
GOLD BUG 28	109085	1463	1065	1492	1530-32	3-11, 12*	T13S	R19E		

Original BLM Name of Claim	Serial No.	Book	Pages	Amended Book	Pages	Section	Township	Range	Royalty	$ Cap
GOLD HILL 2	30002	317	195	1487	330-21	8	T13S	R19E	6% NSR (3)	
GOLDEN ANNEX 1	29843	1207	751	1590	625-27	3, 4, 7, 8	T13S	R19E	6.3% NSR(1)	
GOLDEN ANNEX 8	29848	1215	336	1492	1330-31	7, 8	T13S	R19E	6.3% NSR(1)	None
GOLDEN ANNEX C	107693	1462	1585	1492	1344-46	5, 6, 7, 8	T13S	R19E	6.3% NSR(1)	
GOLDEN ANNEX F	107696	1463	1588	1590	617-19	5, 6, 7, 8	T13S	R19E	6.3% NSR(1)	
GOLDEN DREAM 10**	29863	1369	1662	1488	1607-13	7, 8	T13S	R19E	6.3% NSR(1)	None

GOLDEN DREAM 11	29864	1368	1663	1492	1614-26	3, 6, 7, 8	T133	R19E	6.3% NSR(1)	
GOLDEN DREAM 12	29865	1368	1664	1488	1614-26	3, 6, 7, 8	T133	R19E	6.3% NSR(1)	
GOLDEN DREAM 13	29866	1368	1665	1492	1614-26	3, 6, 7, 8	T133	R19E	6.3% NSR(1)	
GOLDEN DREAM 14	29867	1368	1666	1492	1614-26	3, 6, 7, 8	T133	R19E	6.3% NSR(1)	
GOLDEN DREAM 15	29868	1368	1667	1492	1614-26	3, 6, 7, 8	T133	R19E	6.3% NSR(1)	
GOLDEN DREAM 16	29869	1368	1668	1488	1614-26	3, 6, 7, 8	T133	R19E	6.3% NSR(1)	
GOLDEN DREAM 8**	29861	1368	1650	1492	1607-13	7, 8	T133	R19E	6.3% NSR(1)	None
GOLDEN DREAM 9**	29862	1368	1651	1492	1607-13	7, 8	T133	R19E	6.3% NSR(1)	None
HIDDEN GOLD 1	65546	1448	1344	1506	843-45	3-11, 12*	T138	R19E		
HIDDEN GOLD 2	65547	1449	1348	1506		3-11, 12*	T138	R19E		
JACMAC 1	23747	1431	987	1488	1362-64	3, 4*	T133	R19E		
JACMAC 2	23748	1431	989	1492	1366-66	3, 4*	T133	R19E		
JACMAC 4	23750	1431	993	1492	1367-68	3, 4*	T133	R19E		
JACMAC 5	23751	1431	995	1492	1369-70	3, 4*	T133	R19E		
JACMAC 6	23752	1431	997	1488	1371-72	3, 4*	T133	R19E		
JACMAC 7	23753	1431	999	1492	1373-74	3, 4*	T133	R19E		
JACMAC 8	23754	1431	1001	1492	1375-76	3, 4*	T133	R19E		
JACMAC 9	23755	1431	1003	1492	1377-78	3, 4*	T133	R19E		
JACMAC 10	23756	1431	1005	1488	1379-81	3, 4*	T133	R19E		
JACMAC 11	23757	1431	1007	1492	1382-83	3, 4*	T133	R19E		
JACMAC 12	109936	1463	1084	1492	1384-85	3, 4*	T133	R19E		
JELDA 1*	1787	1168	66	1590	622-23	7, 8	T133	R19E		
KEYSTONE 1	29623	1289	741	1459	1466-71	3-11, 12*	T133	R19E		
KEYSTONE 2	109909	1463	1066	1492	1472-73	3-11, 12*	T133	R19E		
LADY BE GOOD	43085	822	389	1577	1791-92	3-11, 12*	T138	R19E		
LITTLE JOHN 1	52729	1364	279	1506	773-74	3-11, 12*	T138	R19E		
LITTLE JOHN 2	111060	1484	861	1506	775-76	3-11, 12*	T138	R19E		
LITTLE JOHN 3	111061	1484	875	1506	777-78	3-11, 12*	T133	R19E		
LITTLE JOHN 4	52734	1364	713	1506	779-80	3-11, 12*	T138	R19E		
LITTLE JOHN 5	111062	1484	877	1506	781-82	3-11, 12*	T138	R19E		
LITTLE JOHN 6	64794	1448	912	1506	783-84	3-11, 12*	T138	R19E		
LITTLE JOHN 7	64795	1448	914	1506	785-88	3-11, 12*	T133	R19E		
LITTLE JOHN 8	64796	1448	916	1506	785-88	3-11, 12*	T138	R19E		
LITTLE JOHN 9	111063	1484	879	1506	789-90	3-11, 12*	T138	R19E		
LITTLE JOHN 10	135917	1510	1138			3-11, 12*	T138	R19E		
LOLA 4	52404	1172	140	1506	884-85	4, 9	T133	R19E	2% NSR (2)

LOLA 7	52407	1172	143	1576	6	9	T13S	R19E	2% NSR (2)	None
LOLA 8	52408	1172	144	1506	602-03	9	T13S	R19E	2% NSR (2)	None
LOLA 9	52409	1172	145	1576	7	4, 9	T13S	R19E	2% NSR (2)	
LUCKY STRIKE 1	94401	1473	198	1492	1294-95	2-11, 11*	T13S	R19E		
LUCKY STRIKE 2	109012	1483	1079	1492	1296-97	2-11, 13*	T13S	R19E		
MESQ 7	94380	1473	177	1506	628-29	2-11, 11*	T13S	R19E		
MESQ 8	94381	1473	178	1506	672-74	2-11, 11*	T13S	R19E		

Name of Claim	Original BLM Serial No.	Book	Pages	Amended Book	Pages	Section	Town-ship	Range	Royalty	$ Cap
MESQ 9	94382	1473	179	1506	630-31	6	T13S	R19E	Coltum?	
MESQ 31	108987	1483	1092	1506	578-79	2-11, 11*	T13S	R19E		
MESQ 42	108998	1483	1094			2-11, 11*	T13S	R19E		
MESQ 43	108999	1483	1095			2-11, 1**	T13S	R19E		
MESQ 44	109000	1483	1096			2-11, 12*	T13S	R19E		
MESQ 45	115872	1481	197	1498	1311-12	2-11, 12*	T13S	R19E		
MESQ 50	121308	1496	30	1506	607-08	2-11, 12*	T13S	R19E		
MESQ 51	121309	1495	33	1506	609-12	2-11, 13*	T13S	R19E		
MESQ 52	121310	1495	34							
MESQ 53	121311	1495	35	1506	613-14	2-11, 12*	T13S	R19E		
NEW GOLD 1	16221	1298	392	1492	1234-44	8, 9	T13S	R19E		
NEW GOLD 2	16222	1298	393	1492	1234-44	8, 9	T13S	R19E		
NEW GOLD 3	16223	1298	394	1492	1234-44	8, 9	T13S	R19E		
NEW GOLD 4	16224	1298	395	1492	1234-44	8, 9	T13S	R19E		
PAY DIRT 11**	15536	1418	21	1492	1431-34	6,7	T13S	R19E	5% NSR	136524
PAY DIRT 13**	15538	1419	23	1492	1435-37	6,7	T13S	R19E	5% NSR	136524
PAY DIRT 15	15540	1419	25	1492	1438-40	3, 4, 5, 6, 7	T13S	R19E	5% NSR	136524
PAY DIRT 16	15541	1419	26	1492	1441-43	3, 4, 5, 6, 7	T13S	R19E	5% NSR	136524
PAY DIRT 17	109013	1483	1081	1492	1444-46	3, 4, 5, 6, 7	T13S	R19E	5% NSR	136524
PI	108134	1481	98	1521	332-33	2-11, 13*	T13S	R19E		
PRINCE 1*	29836	824	485	1590	615-16	3, 6, 7, 8	T13S	R19E	6.3% NSR(1)	
PROVIDENCE 1*	62094	1446	789	1492	1366-67	4*	T13S	R19E		
PROVIDENCE 2	62095	1446	790	1492	1368-69	4*	T13S	R19E		
PROVIDENCE 3	62096	1446	791	1492	1390-92	4*	T13S	R19E		
PROVIDENCE 4	62097	1446	792	1492	1393-94	4*	T13S	R19E		
PROVIDENCE 5	62099	1446	794	1492	1395-96	4*	T13S	R19E		
RIBBIT	111065	1484	871	1506	791-92	2-11, 12*	T13S	R19E

Name of Claim	Original BLM Serial No.	Book	Pages	Amended Book	Pages	Section	Township	Range	Royalty	$ Cap
SEA 1	105150	1479	1247	1506	615-18	9,10,11,16	T13S	R19E		
SEA 2	105151	1479	1248	1506	615-18	9,10,11,16	T13S	R19E		
SEA 3	105152	1479	1249	1506	619-20	9	T13S	R19E	2% NSR	None
SEA 4	105153	1479	1250	1506	621-22	9,10,11,16	T13S	R19E		
SEA 5	105154	1479	1251	1506	623-24	9	T13S	R19E	2% NSR	None
SEA 6	105155	1479	1252	1506	625-26	9,10,11,16	T13S	R19E		
SEA 7	105156	1479	1253	1506	627-28	9	T13S	R19E	2% NSR	None
SEA 9	121212	1495	36	1506	629-30	9	T13S	R19E	2% NSR	
SEA 15	105160	1479	1257	1506	631-36	9,10,11,16	T13S	R19E		
SEA 16	105161	1479	1258	1506	631-36	9,10,11,16	T13S	R19E		
SEA 17	105162	1479	1259	1506	631-36	9,10,11,16	T13S	R19E		
SEA 18	105163	1479	1260	1506	637-38	3-11, 17*	T13S	R19E		
SEA 19	105164	1479	1261	1506	639-42	3-11, 17*	T13S	R19E		
SEA 20	105165	1479	1262	1506	639-42	3-11, 17*	T13S	R19E		
SEA 29	105166	1479	1263	1506	643-62	3-11, 17*	T13S	R19E		
SEA 30	105167	1479	1264	1506	643-62	3-11, 17*	T13S	R19E		
SEA 31	105168	1479	1265	1506	643-62	3-11, 17*	T13S	R19E		
SEA 32	105169	1479	1266	1506	643-62	3-11, 17*	T13S	R19E		
SEA 33	105170	1479	1267	1506	643-62	3-11, 17*	T13S	R19E		
SEA 34	105171	1479	1268	1506	643-62	3-11, 17*	T13S	R19E		
SEA 35	105172	1479	1269	1506	643-62	3-11, 17*	T13S	R19E		
SEA 36	105173	1479	1270	1506	643-62	3-11, 17*	T13S	R19E		
SEA 37	105174	1479	1271	1506	643-62	3-11, 17*	T13S	R19E		
SEA 38	105175	1479	1272	1506	643-62	3-11, 17*	T13S	R19E		
SEA 40	105177	1479	1274	1506	662-64	3-11, 17*	T13S	R19E		
SEA 43	105180	1479	1277	1506	665-78	3-11, 17*	T13S	R19E		
SEA 44	105181	1479	1278	1506	665-78	3-11, 17*	T13S	R19E		
SEA 45	105182	1479	1279	1506	665-78	3-11, 17*	T13S	R19E		
SEA 46	105183	1479	1280	1506	665-78	3-11, 17*	T13S	R19E		
SEA 47	105184	1479	1281	1506	665-78	3-11, 17*	T13S	R19E		
SEA 48	105185	1479	1282	1506	665-78	3-11, 17*	T13S	R19E		
SEA 49	105186	1479	1283	1506	665-78	3-11, 17*	T13S	R19E		
SEA 56	105187	1479	1284	1506	679-80	3-11, 17*	T13S	R19E		
SEA 58	105189	1479	1286	1506	681-82	3-11, 17*	T13S	R19E

BEA 80	105191	1479	1288	1506	683-86	2-11, 11*	T13S	R19E		
BEA 81	105192	1479	1289	1506	683-86	2-11, 11*	T13S	R19E		
BEA 90	105211	1479	1308	1501	476-79	[illegible]	T13S	R19E		
BEA 95	105220	1479	1317			2-11, 11*	T13S	R19E		
BEA 98	105229	1479	1326			2-11, 11*	T13S	R19E		
BEA 107	105238	1479	1335			2-11, 11*	T13S	R19E		
BEA 121	105247	1479	1344			2-11, 11*	T13S	R19E		
BEA 123	105249	1479	1346			2-11, 11*	T13S	R19E		
BEA 125	105251	1479	1348			2-11, 11*	T13S	R19E		
BEA 127	105253	1479	1350			2-11, 11*	T13S	R19E		
BEA 129	105255	1479	1352			2-11, 11*	T13S	R19E		
BEA 131	105257	1479	1354			2-11, 11*	T13S	R19E		
BEA 133	105259	1479	1356			2-11, 11*	T13S	R19E		
BEA 135	105261	1479	1358			2-11, 11*	T13S	R19E		
BEA 137	105263	1479	1360			2-11, 11*	T13S	R19E		
BEA 139	105265	1479	1362			2-11, 11*	T13S	R19E		
BEA 141	105267	1479	1364			2-11, 11*	T13S	R19E		
BEA 327	109896	1482	1160	1506	703-04	2-11, 11*	T13S	R19E		
BEA 328	109896	1482	1161	1506	705-06	2-11, 11*	T13S	R19E		
BEA 330	109898	1482	1163	1506	707-08	2-11, 11*	T13S	R19E		
BEA 332	109900	1482	1165	1506	709-10	2-11, 11*	T13S	R19E		
BEA 336	109904	1482	1169	1506	711-12	2-11, 11*	T13S	R19E		
BEA 339	109907	1482	1172	1506	715-16	2-11, 11*	T13S	R19E		
BEA 340	109908	1482	1173	1506	717-18	2-11, 11*	T13S	R19E		
BEA 746	121213	1495	37	1506	721-22	2-11, 11*	T13S	R19E		
BEA 747	121214	1495	38	1506	723-24	2-11, 11*	T13S	R19E		
BEA 748	121215	1495	39	1506	725-26	2-11, 11*	T13S	R19E		
BEA 759	121217	1495	41	1506	727-748	2-11, 11*	T13S	R19E		
BEA 760	121218	1495	42	1506	727-748	2-11, 11*	T13S	R19E		
BEA 761	121219	1495	43	1506	727-748	2-11, 11*	T13S	R19E		
BEA 762	121220	1495	44	1506	727-748	2-11, 11*	T13S	R19E		
BEA 763	121221	1495	45	1506	727-748	2-11, 11*	T13S	R19E		
BEA 764	121222	1495	46	1506	727-748	2-11, 11*	T13S	R19E		
BEA 765	121223	1495	47	1506	727-748	2-11, 11*	T13S	R19E		
BEA 766	121224	1495	48	1506	727-748	2-11, 11*	T13S	R19E		
BEA 767	121225	1495	49	1506	727-748	2-11, 11*	T13S	R19E

SEA 768	121226	1495	50	1506	727-748	2-11, 13*	T13S	R19E		

Original BLM Name of Claim	Serial No.	Book	Pages	Amended Book	Pages	Section	Town-ship	Range	Royalty	$ Cap
SEA 769	121227	1495	51	1506	727-748	2-11, 13*	T13S	R19E		
SEA 770	121228	1495	52	1506	1467-68	2-11, 13*	T13S	R19E		
SEA 773	121229	1495	53	1506	749-50	2-11, 13*	T13S	R19E		
SEA 774	121230	1495	54	1506	751-52	2-11, 13*	T13S	R19E		
STREAK OF SILVER 1	99548	1442	1350	1492	1581-83	4*	T13S	R19E		
STREAK OF SILVER 2	99549	1442	1348	1492	1584-86	4*	T13S	R19E		
STREAK OF SILVER 3	99550	1442	1348	1492	1587-89	4*	T13S	R19E		
THEDFORD	53972	1253	56	1500	613-14	5	T13S	R19E	5% NSR	101111
THELMA L. 1	37971	1438	1209	1492	1447-48	3, 4, 5, 6, 7	T13S	R19E	5% NSR	116324
THELMA L. 4	37974	1438	1211	1492	1453-55	3, 4, 5, 6, 7	T13S	R19E	5% NSR	116324
THELMA L. 5	37975	1438	1212	1492	1456-57	3, 4, 5, 6, 7	T13S	R19E	5% NSR	116324
ZACKERY 8	32887	1344	391	1506	555-56	2-11, 13*	T13S	R19E		

Leased Unpatented Claims

Name of Claim	Original BLM Serial Nos.	Book	Pages	Amended Book	Pages	Section	Township	Range	Royalty
SINGER 1	86399	1485	1638	1492	1544-62	6, 7	T13S	R19E	5% NSR
SINGER 2	86400	1485	1639	1492	1544-62	6, 7	T13S	R19E	5% NSR
SINGER 3	86401	1485	1640	1492	1544-62	6, 7	T13S	R19E	5% NSR
SINGER 4	86402	1485	1641	1492	1544-62	6, 7	T13S	R19E	5% NSR
MESQ 45	109001	1483	1097			6, 7	T13S	R19E	5% NSR

FEE

Lands owned by County Sanitation District No. 2 of Los Angeles and leased by Western Mesquite Mines, Inc.:

Section 16: Township 13 South, Range 19 East, Excepting 20 acres of mineral rights, which were reserved in Deed recorded September 13, 1985 in Book 1546, Page 1740 in the Official Records of Imperial County, California. Patent Number 04-97-0035 dated January 30, 1997, which is recorded in Book 1877, Pages 189-191 in the Official Records of Imperial County, California.

Township 13 South, Range 19 East Section 8:	Lots 8 and 9
Section 17:	Lots 1, 2, 3, SE/4 SW/4 SW/4 SE/4, S/2 SE/4 SW/4 SE/4, E/2 NE/4 SE/4 SE/4, SW/4 NE/4 SE/4 SE/4, and S/2 SE/4 SE/4
Subject to:	RESERVATION TO THE UNITED STATES from the land so granted a right-of-way thereon for ditches or canals constructed by the authority of the United States. Act of August 30, 1890 (43 U.S.C. 945), and Those rights for a utility corridor granted to Santa Fe Pacific Minerals Corporation, its successors or assigns, by right-of-way No CACA 19129, pursuant to the Act of October 21, 1976 (43 U.S.C. 1761).

Lands owned by Western Mesquite Mines, Inc.:

NW/4 NW/4, W/2 SW/4 NW/4, SE/4 SW/4 NW/4, NW/4 SW/4, SW/4 SW/4, W/2 SE/4 SW/4,
NE/4 SE/4 SW/4, SE/4 NE/4, NE/4 NW/4 SE/4, NW/4 SE/4 NW/4 SE/4, NE/4 SE/4 NW/4 SE/4,
SW/4 SE/4 NW/4 SE/4, W/2 SW/4 SE/4, W/2 E/2 SW/4 SE/4, E/2 SE/4 SW/4 SE/4, N/2 NE/4 SE/4, N/2 SE/4 NE/4 SE/4,
N/2 SW/4 NE/4 SE/4, SW/4 SE/4 SE/4, SW/4 SE/4 SE/4 SE/4; all in Section 25,
Township 9 South, Range 17 East,
S.B.M., Imperial County, California.

California State Lease

Mineral Extraction Lease effective October 1, 2002 by and between the California State Lands Commission and Newmont USA Limited dba Newmont Mining Corporation, covering the following: Lots 1-10, inclusive, of Section 5 and Lots 1-10, inclusive of Section 6, all in Township 13 South, Range 19 East, San Bernardino Base and Meridian, Imperial County, California, containing 657.87 acres, more or less, of vacant State-owned school lands. Western Mesquite Mines, Inc. is now the lessee.

Subject to the following royalty based on the gold price:

<= $350/oz Au	4% NSR
> $350 - $450	(Gold Price-150)/50 % NSR
>= $450/oz Au	6% NSR

BLM Right-of-Way

Right-of-Way (CA-19129) dated September 12, 1986 by and between Bureau of Land Management and Newmont USA Limited (successor-in-interest to Gold Fields Mining Corporation) for a right to construct, operate, maintain, and terminate a utility corridor within portions of the following public lands:

Township 13 South, Range 19 East, S.B.B.& M.

Section 17: within the S/2 SE/4
Section 20: within the NE/4
Section 21: within the W/2
Section 28: within the W/2
Section 33: within the W/2

Western Mesquite Mines, Inc. is now the right-of-way holder.